SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.
Individual and Consolidated Financial Statements for the Years Ended December 31, 2011and 2010 and Independent Auditor’s Report
Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Financial Statements

December 31, 2011 and 2010

 (In thousands of Brazilian reais)

Contents

Management Report	01
Independent Auditor’s Report	09

Individual and consolidated financial statements for the years ended December 31, 2011 and 2010

Balance sheets	11
Income statement	13
Statements of comprehensive income	14
Statements of changes in equity	15
Statements of cash flows	17
Statements of value added	18
Notes to the financial statements	19

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ): 06.164.253/0001-87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT

GOL Linhas Aéreas Inteligentes S.A. (GLAI) hereby submits to its shareholders its Management Report and the corresponding Financial Statements, in addition to the independent auditors report for the fiscal years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil.

Message from Management

2011 was characterized by the strengthening of GOL’s positioning in preparation for the coming years, with specific initiatives to reinforce the following strategic guidelines:

•         Focus on the Client

•         Development of Ancillary Revenues

•         Cost Leadership

•         Disciplined Supply Growth

•         Strategic Partnerships

Even though operating margins were lower than originally planned, the Company implemented certain key decisions to ensure that its business became increasingly solid, both in regard to clients and to initiatives designed to ensure sustainable results in the medium and long term.

FOCUS ON THE CLIENT

Increase in the remote passenger check-in ratio from 15.0%, in December 2010, to 35% in December 2011, by improving the functionality of GOL’s website and expanding the number of kiosks in the country’s main airports. In Webjet, this ratio reached around 81% in December 2011.

Launch of the GOL NO AR (GOL ON AIR) on-board entertainment platform. This free service, which is already available in around 45 aircraft, allows the Company to offer greater comfort to its passengers during flights by providing smartphone, tablet and notebook access to an exclusive interactive media portal created by GOL through partnerships with national media companies. This added comfort does not entail any additional operating costs in regard to installation, as the system makes use of the aircraft’s existing infrastructure. GOL is the first low-cost airline to offer this type of service in Latin America;

Expansion of the on-board food service, giving passengers an extended range of options. The Company currently offers this service on more than 180 daily flights and expects to reach 400 daily flights by the end of June 2012.

Continuous investments to maintain a young and up-to-date fleet, resulting in lower maintenance costs. GOL was the first airline in Latin America to adopt the new Boeing 737NG internal configuration (Sky Interior), aiming to offer its passengers a more modern and comfortable product.

Improved punctuality ratios. Punctuality is one of GOL’s strengths, as it is for Webjet. In 2011, Webjet was the undoubted highlight, recording a punctuality ratio of 91%, the highest in the national industry.

New destinations. In March 2012, GOL requested authorization from ANAC (the Brazilian Civil Aviation Agency) to operate regular flights between Brazil and the United States with a stop-over in Caracas, Venezuela. The new route is aimed at meeting Brazilian and Venezuelan demand. Fares will be competitive fares and the flights will be handled by B737 NG aircraft, thereby maintaining GOL’s standardized fleet.

CONTINUOUS DEVELOPMENT OF ANCILLARY REVENUES

GOLLOG, the Company’s cargo transport unit, increased the number of cities served from 2,200 to 3,400, ensuring greater flexibility for customers. At the beginning of 2012, a new cargo terminal was inaugurated at Guarulhos, which will support the growth of the business in the coming years. GOLLOG’ s share of the Company’s total net revenue increased from around 3.5% in 2010 to 4.0% in 2011, underlining the success of the Company’s efforts on this front;

The Smiles Loyalty Program had 8 million members in 2011 and a decision was taken to turn it into an independently-managed business unit which will both support GOL’s growth and ensure greater operational flexibility. The idea is to maximize the number of partners and increase the program’s attractiveness for a greater number of participants in a market in which the middle class already accounts for more than 50% of the population and whose purchasing power has sustained economic growth outside the traditional vectors.

COST LEADERSHIP

The Company is fully aware that it is experiencing a scenario of new fuel cost and exchange rate levels and adjusting the cost base to this new reality will be crucial in ensuring disciplined and sustainable growth in the years ahead. By maintaining its cost advantage, GOL will be able to offer lower fares and expand in a controlled manner to meet future demand in new markets. In 2011, it introduced measures to reduce its 2012 cost base by around R$500mm and alleviate pressure from fuel costs and the recent increases in airport fees. One example of this was the return of five Boeing 767s  in 2011. In 2012, the Company will benefit from operational synergies with Webjet, acquired in October 2011, the maintenance agreement with Delta Tech Ops and continuous process optimization will be fundamental in this process. It is also worth noting the constant improvements to aviation processes, especially those related to fuel savings, streamlined ground operations and adequacy of the workforce to the new reality of growth.

ACQUISITION OF  WEBJET

On the strategic front, the Company once again demonstrated its belief in Brazil’s potential consumer market by acquiring Webjet, which closed 2011 with 26 aircraft, two of which Boeing 737-800s, having transported around five million passengers during the year. The transaction further strengthened GOL’s position in the country’s leading airports and allowed it to offer its clients a more extensive route network with even more competitive costs. In effect, the Company has merged with an airline that has the same dynamic, low-cost DNA and innovative vocation and which possesses a fleet that fits with GOL’s. Operations currently remain separate, but the two companies have already adopted concrete coordination measures that have had a positive impact on the results of both. Finalization of the transaction is awaiting approval by CADE.

AGREEMENT WITH DELTA

GOL’s strategy calls for the strengthening of alliances with international long-haul airlines, thereby ensuring that more passengers visiting Brazil in the future will use GOL’s services. Such arrangements will also allow the Company to sell international flights to its clients without losing its focus on a standardized fleet flying short and medium-distance routes. In this sense the December 2011 agreement with Delta was an important step forward. This strategic long-term agreement will give GOL’s clients the opportunity of flying to more than 70 countries with a partner airline that also has a strong presence in the Brazil-USA corridor, one of the routes that will record most growth in the next five years. Also as part of this agreement, the Company transferred two Boeing 767-300s to Delta, given that GOL no longer uses this type of aircraft.

DISCIPLINED SUPPLY GROWTH

On the operational front, the main focus among the industry leaders in Brazil and in the world’s other major markets where the airlines are trying to create a sector that is both sustainable for clients and profitable for shareholders, is on controlling supply, with an emphasis on profitable routes. GOL recently announced a supply increase of not more than 2% on its joint domestic route network with Webjet, and its initial target for 2012 is 0%. The Company aims to return as quickly as possible to profitability levels that ensure adequate returns on investments, as happened in the past and more recently in 2009 and 2010.

All these initiatives, and all the others that are aimed at continuous improvement, are supported by a strong balance sheet with high liquidity and virtually no refinancing risk for the next three years. In addition, GOL is still the leader in terms of corporate governance procedures that ensure that important decisions are always discussed by specialized committees whose members are independent of the controlling shareholders.

In this period, GOL prepared for a new cycle of profitability and growth and its medium and long-term vision remains intact. The cost-reduction measures announced in 2011 will facilitate the expansion of its low-cost, low-fare business model in the domestic market. GOL’s DNA will be strengthened and positive results will gradually be resumed, always aligned with the Company's values: safety, focus on the client, sustainability, innovation and profitability.

The Company would like to take this opportunity to thank its clients for their confidence in GOL’s operation all its employees for their unwavering dedication and motivation, attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Constantino de Oliveira Junior

Chief Executive Officer

ECONOMIC AND SECTOR SCENARIO

2011 was characterized by fierce domestic competition and intense volatility in the global economic scenario. The national aviation industry grew by 16% over the previous year, or around 6.0 times annual GDP growth. There were several major developments in the national aviation industry throughout the year, including the country’s first airport operation concession to a privately-owned company – São Gonçalo do Amarante airport, in Natal, Rio Grande do Norte, was the first Brazilian airport to be privatized. The National Civil Aviation Agency (ANAC) also published the privatization notice for three more strategic airports, which will be auctioned in February 2012: Guarulhos (SP), Viracopos (Campinas – SP) and Brasília. The aim of allowing private enterprise to run the airports is to improve infrastructure in preparation for the major sporting events to be held in Brazil shortly, as well as to resolve existing infrastructure problems due to the substantial increase in passenger traffic.

OPERATING PERFORMANCE

Acquisition of Webjet: The acquisition of Webjet, which is still being analyzed by CADE, was part of the process of consolidating the Company's strategy in 2011, allowing both GOL and Webjet to offer their customers improved services and a more comprehensive route network.

Agreements and Partnerships: At the beginning of 2011, GOL established a long-term MRO (maintenance, repair and overhaul) partnership with Delta TechOps, the maintenance division of Delta Airlines, with the purpose of improving GOL’s low-cost structure and the quality of its state-of-the-art Brazilian maintenance center. The Company also signed a memorandum of understanding regarding a code-share agreement with Aerolíneas Argentinas and initiated a code-share agreement with Qatar Airways. Also in 2011, it began an interline operation with Webjet, allowing the latter to use GOL’s sales channels to sell tickets for its flights.

In December, GOL announced a long-term strategic alliance with Delta Airlines.  This agreement is in line with the Company’s strategy of establishing international partnerships with leading global players that add value to its services through the joint accumulation/redemption of miles in the airlines’ mileage programs, together with the opportunity of offering long-distance flights to GOL’s passengers. The agreement also capitalized GOL, strengthening its balance sheet and making it even better prepared to achieve its goals and explore new markets and sources of revenue. Partnering with  a global player will also result in operational synergies with great potential for reducing operating costs, thereby reinforcing the Company’s low-cost, low-fare DNA. The experience and knowledge of global aviation acquired by Delta in more than 81 years of operations in the world's most developed market, combined with Brazilian commercial aviation's growth potential, provides an opportunity for both companies to increase their return on capital employed in the years ahead.

Fleet: GOL continued with its renewal strategy, closing the year with an operational fleet comprising 123 Boeing 737-800/700 Next Generation and 24 Boeing 737-300 aircraft with an average age of 7 and 18 years, respectively.  This allow the Company to provide its customers with better-quality service, while at the same time improving its financial performance by reducing maintenance costs and fuel consumption. In the second half, it took delivery of its first Sky Interior aircraft, featuring a futuristic design through LED projections, easier-to-use overhead baggage compartments and increased passenger comfort. GOL was the first Latin American airline to incorporate this model into its fleet. During the year, the Company returned three B767s that were no longer part of its operational fleet. At year-end, it had 91firm orders, 10 purchase rights and an additional 40 purchase options for Boeing 737 NGs for delivery between 2011 and 2016, out of a total order for 141 Boeing aircraft.

Maintenance Center: GOL maintains an Aircraft Maintenance Center in the Tancredo Neves international airport, in Confins, Minas Gerais, which opened in 2006 and is the largest and most advanced complex of its kind in Latin America. Here the Company undertakes heavy fuselage maintenance, preventive maintenance, aircraft painting and internal aircraft configuration for GOL and VARIG’s combined fleet. The first construction stage began in 2005, when the Center serviced up to 60 aircraft. The conclusion of the second stage, which began in 2008, doubled this capacity to120 aircraft/year and added a new hangar, offices, a storeroom, warehouses and additional support areas, as well as increasing the yard area. Given its size, the Center’s expansion has made a substantial contribution to the development of the Belo Horizonte metropolitan region. One of GOL’s current challenges is to be certified by the FAA (Federal Aviation Administration), which is responsible for regulating civil aviation in the United States, allowing it to provide services to international airlines, thereby generating significant ancillary revenues.

IATA Membership and IOSA Certification: GOL became a member of the International Air Transportation Association (IATA), the global airline industry’s most representative institution, which regulates airline operations with the primary intention of ensuring passenger safety. It is recognized as the global benchmark for evaluating airlines’ operational safety management and control, and as a member, GOL will take part in global discussions on issues regarding the development of the commercial aviation industry. It will also participate in forums and have access to the most up-to-date studies and indicators, as well as enjoying full-member voting rights.  In 2010 the Company obtained IOSA (IATA Operational Safety Audit) certification. This is an extremely important achievement for the Company, given that it underlines its commitment to safety in every procedure and generates reports that are accepted by international companies, in addition to reducing the costs associated with other audits. It also means that the high safety and operational quality standards are reassessed every two years. Our certificate, therefore, is valid until December 2012.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Given that it was founded at a time when social and environmental issues were a major concern, GOL’s business plan incorporated sustainable development and an operational structure and the Company has since made strategic investments that have generated substantial gains in terms of operating profitability, environmental efficiency and passenger service quality.

In 2011 GOL disclosed its 2010 Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, GOL has added greater transparency and credibility to its accountability with its various stakeholders. The GRI standards also constitute an important step towards managing sustainability within GOL, as their adoption involved representatives of many different areas in the collection and auditing of information and the creation of new procedures for monitoring indicators, as part of a constant learning and improvement process.

Also in 2011 GOL published a report on greenhouse gas emissions based on the most internationally recognized tool for controlling these emissions: the Greenhouse Gas Protocol Initiative, or GHG Protocol.

The Fundação Getulio Vargas, in São Paulo, was responsible for training personnel in the drawing up of the inventory.

The Protocol measures the Company’s GHG emissions on all its operational fronts and uses the resulting data to arrive at the most appropriate means of reducing adverse environmental impacts.  By adopting the GHG Protocol to compile its emissions inventory, GOL is showing the market and society as a whole that it takes the impacts of its activities on the environment very seriously indeed, even though civil aviation as a whole accounts for only 2% of the planet’s total CO2 emissions, according to the UN’s Intergovernmental Panel on Climate Change. The initiative will help mitigate climate change and ensure advanced compliance with the rigid international aviation standards that are certain to be introduced in the near future.

GOL was the first Latin American airline to present an emission control plan for generating an inventory in accordance with DEHST (Deutsches Emissionshandelsregister), a German authority responsible for the implementation of projects and emission-monitoring initiatives within the Kyoto Protocol’s Clean Development Mechanism. As a result, GOL was able to quantify its emissions and develop action plans to reduce them.

One of the 2010 sustainability highlights was the inauguration of the Instituto GOL, a pioneering initiative in the largest maintenance center in Latin America through which the Company expects to become a benchmark for the training of aircraft maintenance personnel.  Created to meet demand for skilled labor in the aviation sector, the Institute is a non-profit association which aims to train and qualify sector professionals,while also contributing to the social and economic development of the Belo Horizonte metropolitan region.

GOL maintains a partnership agreement with GE Aviation’s Fuel and Carbon Services division to create studies and systems designed to reduce fossil fuel consumption and GHG emissions, further underlining the Company’s determination to ensure the sustainable development of its business.

The Company’s fleet is composed of modern aircraft that generate less noise pollution and have already met the CO2 emission reduction targets required by law in 2014. GOL has been implementing ACARS, a system that permits the real-time digital transmission, via satellite, of important flight data between aircraft and GOL’s bases, allowing routes and flight times to be automatically updated.

In January 2010, GOL began equipping its aircraft with sensors for the innovative GPS Landing System, as well as Vertical Situation Display, a sophisticated tool for determining the aircraft’s position in relation to the ground.  The GPS Landing System allows increased landing and takeoff accuracy and safety, reducing fuel consumption and GHG emissions by up to 5% during these flight stages, while the Vertical Situation Display allows pilots to accurately identify information on ground relief and obstacles from the cockpit, in turn allowing them to plan their landing approach with more efficiency.

GOL has developed its own program for the management of aircraft maintenance waste in its operational bases. Apart from being environmentally correct and in line with its environmental responsibility policies, this program gave the Company greater control over the consumption and use of materials. It is also involved in ongoing research programs aimed at developing cleaner technology and ensuring long-term fuel availability.

In its Maintenance Center, GOL follows strict environmental standards: all oil and chemical effluents produced during maintenance procedures are treated before disposal to avoid environmental damage. The Center also has a filter-equipped exhaust system which results in a healthier working environment and reduces atmospheric emissions by 60% due to the retention of particulate matter and volatile organic compounds.

When cleaning inside aircraft, the Company uses industrial towels cleaned by specialized companies to avoid any type of waste. For the outside of the aircraft GOL has adopted a dry-cleaning method since 2003, which reduced water consumption by 90% over previous levels. The volume of water saved per aircraft is enough to cover the daily needs of a family of two adults and two children. The painting hangar has an exhaust and pollution control system, which also reduces particulate material. The new area of the hangar was equipped with cabins for the painting and sanding of aircraft parts and with a filtering system to reduce atmospheric emissions. In addition, a high vacuum system was installed, which captures the dust from aircraft sanding and retains the particulate material in filter bags, preventing any impact on the health of employees and the environment.

Thanks to these efforts and a constant focus on its objectives, GOL was the only Brazilian airline selected to join SAFUG (the Sustainable Aviation Fuel Users Group), an international aviation biofuel research group.

GOL supports important social initiatives aimed at the sustainable development of the business sector and society as a whole, including Campanha Amigos do Mundo (Friends of the World Campaign), Copa Social (Social Cup), Projeto Colaborador Cidadão (Citizen Employee Program), Ashoka, and Educador Nota 10 (Premium Educator), plus a range of cultural and sporting projects. With a focus on raising its employees’ awareness of the importance of sustainable development, exchanging experience, strengthening and developing Brazil’s educational system, building the foundations for future professionals and promoting the spread of culture, the Company creates and supports various social inclusion and development projects in the educational area geared to the pure sciences and children’s health.

REGULATORY MATTERS

Air transportation services are considered to be in the public interest and are therefore subject to extensive regulation and monitoring by the Aeronautical Command of the Ministry of Defense, the Civil Aviation Board (CONAC) and the Brazilian Civil Aviation Authority (ANAC), as well as the Federal Constitution and the Brazilian Aviation Code. The Brazilian air transportation system is controlled by several different authorities. ANAC is responsible for regulating the airlines, the Airspace Control Department (DECEA) for controlling the country’s airspace and INFRAERO for managing the airports. In March 2011, the Department of Civil Aviation (SAC) was established to oversee the Brazilian civil aviation industry. The SAC oversees ANAC and INFRAERO and reports directly to Brazil’s president.

Financial Statements

In order to comply with sections 302 and 404 of the Sarbanes-Oxley Act, the internal control framework governing relevant processes that may pose a risk to the financial statements is evaluated, documented and tested in accordance with the requirements of the Public Companies Audit Oversight Board (PCAOB) using internationally-recognized methods and criteria.

AWARDS

In recognition of its 2011 performance, GOL received several important institutional awards, including: “Best Financial Reporting Practices”, “Most Progress in Financial Reporting Practices”, and “3rd Best Investor Relations Website”, in the 13th edition of the IR Global Rankings (IRGR).  IRGR is one of the most comprehensive ranking systems for investor relations websites, annual reports, corporate governance and financial reporting practices. The Company's management and the Investor Relations area also received the following awards: “Best IR Department”; “2nd and 3rd Best CEO in the Transportation Industry”, elected by sell-side and buy-side analysts, respectively; “2nd Best CFO in the Transportation Industry”, elected by both sell-side and buy-side analysts; and “Best IR Area”, elected by sell-side analysts, all of which by Institutional Investor magazine. GOL was also recognized as the “Best Passenger Airline in 2011” by Transporte Moderno magazine.

EMPLOYEES

The Company could not have achieved everything it has without the dedication of its 20.525 employees (the “Team of Eagles”), who have striven tirelessly and efficiently to achieve this success story by providing our passengers with the best possible service. As a result, the Company believes that high-quality, low-cost services are the key to reaching its goal of generating returns for all those who believed in and contributed to its success.

FINANCIAL PERFORMANCE

Net operating revenue totaled R$7,539.3mm in 2011, 8.0% up on the R$6,979.4mm recorded in 2010, chiefly due to the incorporation of operating revenue amounting to R$280.7mm from 87 days of Webjet's operations (as of October 3, when the Company acquired outright control of Webjet). Other variations included: (i) a 6.9% upturn in passenger revenue due to the 1.5 p.p. increase in the load factor (from 67.1%, in 2010, to 68.8%), combined with a 4.9% decline in yields; (ii) growth of close to 17.7% in cargo revenue due to GOLLOG’s increased national coverage (from 2,000 cities, in 2010, to 3,500), accounting for around 4.1% of the Company’s total net revenue; (iii) a 4.8% increase in revenue arising from Smiles, due to the strengthening of the mileage program throughout the year; (iv) a 30% upturn in revenue from agreements with international partner airlines; and (v) a 35%  increase in revenue from flight cancellations and rebooking due to the upturn in operational volume.

Operating costs totaled R$7,783.8, 23.9% up on the R$6,281.7mm posted in 2010, due to the incorporation of R$289.5 in operating costs from 87 days of Webjet’s operations, and a series of other variations, including: (i) growth of around 33.8% in fuel expenses, in turn caused by the 19.5% upturn in the average WTI per-barrel oil price; (ii) a 24.6% increase in wages, salaries and benefits, mainly due to the impact of the 8.75% pay rise following the collective bargaining agreement, as well as the 10.6% upturn in the number of hours flown; (iii) higher variable expenses due to the period increase in operational volume (growth of around 6.4% in number of departures); (iv) non-recurring expenses in 2011 from the return of B767 aircraft, flight cancellations (Chilean volcano), contract terminations, systems automation and others; (v) the introduction of ANAC's new fare calculation methodology in March; and (vi) increased depreciation expenses due to the larger number of aircraft under financial leasing in 2011 (45, versus 35 aircrafts in 2010). Operating costs per ASK (CASK) moved up by 13.9%, from 13.67 cents (R$) in 2010 to 15.57 cents (R$) in 2011.

As a result of all the above, the Company reported a net operating loss of R$244.5mm, with a negative operating margin of 3,2%, versus net operating income of R$697.8mm in 2010, with a margin of 10.0%. The Company is projecting the resumption of positive operating margins in 2012.

The net financial result was an expense of R$755.9mm, versus an expense of R$311.3mm in 2010, due to the incorporation of around R$19.4mm in net financial expenses (revenues) from 87 days of Webjet's operations, in addition to other variations, including: (i) the negative impact of exchange rate volatility in 2011, which led to variations in the Company’s foreign-currency- denominated assets and liabilities; (ii) higher interest expenses from the senior bonds issued in July 10, 2020, and the 4th debenture issue in September 2010 and June 2011.

As a result of all the above, the Company posted a 2011 net loss of R$751.5mm, versus net income of R$214.2mm in 2010.

Liquidity and Indebtedness: Even in the face of a difficult year, GOL was successful in increasing its liquidity and maintaining a cash balance equivalent to at least 25% of LTM net revenue. As a result, it closed the year with cash and cash equivalents (compounded by cash and cash equivalents, short term investments and restricted cash) of R$2,348.5mm, representing 31.1% of annual net revenue, 10.4% up on the previous quarter and 18.7% more than at the end of 4Q10.  At year-end, total loans and financings came to R$4,991.4mm, 70% of which in foreign currency and the remainder in Reais.

Capex: The Company invested approximately R$685mm in 2011, 53% of which in the prepayment of aircraft as part of the fleet expansion plan. The remainder was allocated to the acquisition of spare parts, the Confins maintenance center, airports and the opening of stores in South America.

Corporate Governance: GOL conducts its business in line with the best corporate governance practices in Brazil and worldwide and is recognized by the market as one of those companies employing exemplary governance standards. Since its IPO in 2004, the Company’s shares have been traded in the Level 2 Corporate Governance segment of the São Paulo Stock Exchange (BOVESPA), GOL complies with the Sarbanes Oxley Act and has introduced several important initiatives to benefit its shareholders, including 100% tag along rights for preferred shareholders, the election of four independent Board members, and the constitution of a series of Board committees in which these independent members play an active role, one of whom as Chairman.

CAPITAL MARKET

At the end of 2011, the Company’s capital stock was composed of 270.4 million common and preferred shares. The preferred shares have been traded on the São Paulo (GOLL4) and the New York (GOL) Stock Exchanges since 2004. The free float comprises 36.3% of the total shares and 73.5% of the preferred shares. GOL is one of the most liquid companies in Brazil and is included in the Ibovespa (Bovespa Index), ITAG (Special Tag Along Stock Index), MSCI and IBRX 50 (Brazil Index 50). Daily traded volume averaged R$30mm in 2011 on the BM&F Bovespa alone. GOL’s shares closed 2011 at R$12.44 per share, 50.4% down on the R$25.10 reported at the end of 2010.

RELATIONS WITH THE INDEPENDENT AUDITORS

The Company's policy when contracting the independent auditors for services which are unrelated to the external audit is grounded in principles that preserve their independence. In accordance with internationally-accepted standards, these precepts are:  (a) the auditors shall not audit their own work; (b) the auditors shall not occupy a managerial position in their client’s company; and (c) the auditors shall not legally represent the interests of their clients.

In accordance with Item III, article 2 of CVM Instruction 381/03, the Company and its subsidiaries always consult their Audit Committee before contracting professional services other than those related to the external audit, in order to ensure that the provision of these services will not affect the independence and objectivity necessary for the performance of independent audit services. The auditors are also required to provide formal declarations attesting to their independence when providing services not related to the audit. In 2011, the Company did not contract any services from its independent auditors beyond those related to the audit of its financial statements.

COMMITMENT CLAUSE – ADHERENCE TO THE ARBITRATION CHAMBER

The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, Board of Directors, Executive Board and Fiscal Council, as well as the Bovespa, undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.

2012 OUTLOOK

Based on demand growth trends in recent years and the financial market’s GDP forecast for 2012, together with the continuing expansion of Brazil's potential market due to the rapid growth of the country’s emerging middle class, accompanied by the equally rapid expansion of tourism in South America and the Caribbean, the Company estimates aviation industry demand growth of between 2.5 and 3.0 times GDP growth (i.e. around 10.0%).  The Company also aims to increase its domestic seat supply by between 0% and 2% on its own and Webjet’s route network, accompanied by a load factor between 71 and 75%. GOL expects the domestic industry to adopt a more rational approach to adding seat supply in 2012, and, accordingly, resulting in a recovery yield scenario when compared to 2010. The Company estimates an operating margin (EBIT) of between 4% and 7%.

ACKNOWLEDGMENTS

We would like to thank our employees, clients, suppliers, partners and travel agents, as well as those authorities related to our operations, the representatives of the Brazilian Civil Aviation Authority (ANAC), INFRAERO, the Airspace Control Department (DECEA) and the Ministry of Tourism for their dedication to the development of the Brazilian aviation industry.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as at December 31, 2011, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with Brazilian and International Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Individual Financial Statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2011, and its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated Financial Statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphasis of Matter

We draw attention to Note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil.  In the case of Gol Linhas Aéreas Inteligentes S.A. these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRS would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Other Matters

Statements of Value Added

We have also audited the individual and consolidated statements of value added (“DVA”), for the year ended December 31, 2011, prepared under the responsibility of the Company’s management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRS that does not require a presentation of DVA.  These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Restatement of the opening balance

As described in note 2.3, the Company decided to restate the opening retained earnings balance as of January 1, 2011, to adjust the amount originally recognized in the income statement for the three month period ended March 31, 2011, that was identified after the Company concluded the implementation of a complementary revenue recognition system.  The opening retained earnings as of January 1, 2011 was adjusted in accordance with CVM Deliberation 592, issued on September 15, 2009, due to certain system limitations that prevent the Company from allocating this error to the appropriate periods. The impacts are presented in the above mentioned note.

Convenience translation

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2012

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$)

		Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	Note	12/31/2011	12/31/2010	12/31/2011	12/31/2010
ASSETS
Current assets
Cash and cash equivalents	3	232,385	229,436	1,230,287	1,955,858
Restricted cash	5	69,885	19,790	1,009,068	22,606
Short-term investments	4	-	-	8,554	-
Trade receivables	6	-	-	354,134	303,054
Inventories	7	-	-	151,023	170,990
Recoverable taxes	8	39,981	34,901	212,998	88,143
Prepaid expenses	9	136	5,131	93,797	116,182
Deposits	10	-	-	35,082	-
Other receivables		-	2,892	43,360	48,019
		342,387	292,150	3,138,303	2,704,852

Noncurrent assets
Deposits	10	12,065	7,550	595,517	715,377
Restricted cash	4	-	-	100,541	34,500
Prepaid expenses	9	-	-	44,964	54,201
Deferred taxes	8	45,137	20,719	1,086,990	817,545
Other receivables		-	-	14,399	9,227
Related parties transactions	11	593,817	616,606	-	-
Investments	12	2,103,325	2,750,723	-	-
Property, plant and equipment	15	776,678	666,251	3,890,470	3,460,968
Intangible assets	16	89	177	1,783,957	1,267,177
		3,531,111	4,062,026	7,516,838	6,358,995

Total assets		3,873,498	4,354,176	10,655,141	9,063,847

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$)

		Parent Company		Consolidated
		(BRGAAP)		(IFRS and BRGAAP)
LIABILITIES	Note	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current liabilities
Short term debt	17	79,475	34,229	1,552,440	346,008
Trade payables		6,353	2,210	414,563	215,792
Salaries, wages and benefits		25	24	250,030	205,993
Tax obligations	21	3,233	719	76,736	58,197
Tax and landing fees		-	-	190,029	85,140
Advance ticket sales	18	-	-	744,743	517,006
Dividends payable	23	584	51,450	584	51,450
Mileage program	19	-	-	71,935	55,329
Advances from customers	20	-	-	30,252	24,581
Provisions	22	-	-	75,568	55,967
Liabilities from derivative transactions	28	-	-	115,432	1,646
Other payables		-	-	73,353	71,884
		89,670	88,632	3,595,665	1,688,993

Noncurrent liabilities
Long term debt	17	1,347,300	1,193,316	3,439,008	3,395,080
Deferred taxes	9	-	-	763,706	642,185
Provisions	22	-	-	231,182	88,911
Mileage program	19	-	-	214,779	152,327
Advances from customers	20	-	-	-	33,262
Tax obligations	21	7,892	9,683	112,935	99,715
Payables to related companies	11	222,725	133,376	-	-
Other payables		-	-	91,955	34,205
		1,577,917	1,336,375	4,853,565	4,445,685

Shareholders' equity	23
Capital		2,316,500	2,315,655	2,316,500	2,315,655
Advance for future capital increase		182,610	-	182,610	-
Capital reserves		60,263	60,263	60,263	60,263
Share issuance costs		(31,951)	(19,194)	(145,279)	(132,522)
Earnings reserve		-	529,532	-	642,860
Share-based compensation		68,602	43,727	68,602	43,727
Treasury shares	17	(51,377)	(11,887)	(51,377)	(11,887)
Valuation adjustments to equity		(79,268)	11,073	(79,268)	11,073
Accumulated losses		(259,468)	-	(146,140)	-
		2,205,911	2,929,169	2,205,911	2,929,169
Total liabilities and shareholders' equity		3,873,498	4,354,176	10,655,141	9,063,847

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

		Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	Note
		12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net revenues
Passenger		-	-	6,713,029	6,277,657
Cargo and other		-	-	826,279	701,790
	25	-	-	7,539,308	6,979,447

Cost of services	24	-	-	(6,646,055)	(5,410,518)
Gross profit		-	-	893,253	1,568,929

Operating income (expenses)
Selling and marketing expenses	24	-	-	(678,020)	(591,077)
Administrative expenses	24	(38,960)	(37,688)	(569,903)	(299,364)
Other operating income (expenses)	24	21,738	19,307	110,166	19,307
		(17,222)	(18,381)	(1,137,757)	(871,134)

Equity in subsidiaries	12	(518,274)	292,463	-	-

Income (loss) from operations before financial income (expenses)		(535,496)	274,082	(244,504)	697,795

Finance result
Financial income	26	32,522	35,324	477,524	183,907
Financial expenses	26	(146,978)	(120,312)	(834,541)	(541,755)
Exchange rate changes, net	26	(122,153)	14,524	(398,897)	46,549
		(236,609)	(70,464)	(755,914)	(311,299)

Income (loss) before income tax and social contribution		(772,105)	203,618	(1,000,418)	386,496

Current		(1,433)	(1,032)	(5,791)	(53,855)
Deferred		22,000	11,611	254,671	(118,444)
	8	20,567	10,579	248,880	(172,299)
Net (loss) income		(751,538)	214,197	(751,538)	214,197

Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)	14	270,376	268,564	270,376	268,564

Basic earnings (loss) per share	14	(2.780)	0.798	(2.780)	0.798
Diluted earnings (loss) per share	14	(2.780)	0.796	(2.780)	0.796

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

	Parenty Company and Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10

Income for the year	(751,538)	214,197

Other comprehensive income (loss)
Available for sale financial assets	362	(2,497)
Cash flow hedges	(136,992)	18,035
Income tax	46,289	(5,283)
	(90,341)	10,255

Total comprehensive income for the year	(841,879)	224,452

Transactions shown in comprehensive income for the years ended on December 31, 2011 and 2010 are provided below:

	Parenty Company and Consolidated (IFRS and BRGAAP)
	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income (loss)
Balance on December 31, 2009	2,135	(1,995)	678	818
Realized losses (gains) from financial instruments transferred to the income	(2,497)	20,571	(6,994)	11,080
Fair value variation	-	(2,536)	1,711	(825)
Balance on December 31, 2010	(362)	16,040	(4,605)	11,073
Realized losses (gains) from financial instruments transferred to the income	362	19,107	(6,496)	12,973
Fair value variation	-	(156,099)	52,785	(103,314)
Balance on December 31, 2011	-	(120,952)	41,684	(79,268)

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 – PARENT COMPANY

(In thousands of Brazilian reais – R$)

				Issued Capital			Earnings reserves				Valuation adjustments to equity
		Capital	Advance for future capital increase	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share issuance costs	Legal reserve	Reinvestment reserve	Share-based compensation	Treasury shares	Available-for-sale assets	Unrealized hedge profit (loss)	Accumulated losses	Total
Balance as of December 31, 2009		2,194,794	-	31,076	29,187	(19,194)	39,123	557,504	18,984	(11,887)	2,135	(1,317)	(230,419)	2,609,986
Recognition of earnings reserve to absorb accumulated losses when adopting the new standards issued by CPC		-	-	-	-	-	-	(230,419)	-	-	-	-	230,419	-
Net income		-	-	-	-	-	-	-	-	-	-	-	214,197	214,197
Recognition of legal reserve		-	-	-	-	-	10,710	-	-	-	-	-	(10,710)	-
Proposed mandatory minimum dividends		-	-	-	-	-	-	-	-	-	-	-	(50,873)	(50,873)
Allocation of net income		-	-	-	-	-	-	152,614	-	-	-	-	(152,614)	-
Total other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	(1,648)	11,903	-	10,255
Share-based payments		120,861	-	-	-	-	-	-	-	-	-	-	-	120,861
Call option		-	-	-	-	-	-	-	24,743	-	-	-	-	24,743
Balance as of December 31, 2010		2,315,655	-	31,076	29,187	(19,194)	49,833	479,699	43,727	(11,887)	487	10,586	-	2,929,169
Error adjustment, net of taxes - note 2.3		-	-	-	-	-	-	-	-	-	-	-	(37,462)	(37,462)
Restated balance as of January 1st , 2011		2,315,655	-	31,076	29,187	(19,194)	49,833	479,699	43,727	(11,887)	487	10,586	(37,462)	2,891,707
Other comprehensive income (loss), net		-	-	-	-	-	-	-	-	-	(487)	(89,854)	-	(90,341)
Net income (loss)		-	-	-	-	-	-	-	-	-	-	-	(751,538)	(751,538)
Recognition of earnings reserve and legal reserve to absorb accumulated losses	23	-	-	-	-	-	(49,833)	(479,699)	-	-	-	-	529,532	-
Capital increase through the exercise of stock options	23	845	-	-	-	-	-	-	-	-	-	-	-	845
Advance for future capital increase	23	-	182,610	-	-	-	-	-	-	-	-	-	-	182,610
Share issuance costs	23	-	-	-	-	(12,757)	-	-	-	-	-	-	-	(12,757)
Share-based payments	23	-	-	-	-	-	-	-	24,875	-	-	-	-	24,875
Share buyback	17	-	-	-	-	-	-	-	-	(39,490)	-	-	-	(39,490)
Balance as of December 31, 2011		2,316,500	182,610	31,076	29,187	(31,951)	-	-	68,602	(51,377)	-	(79,268)	(259,468)	2,205,911

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 - CONSOLIDATED

(In thousands of Brazilian reais – R$)

				Capital reserve			Earnings reserves				Valuation adjustments to equity
		Capital	Advance for future capital increase	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share issuance costs	Legal reserve	Reinvestment reserve	Share-based compensation	Treasury shares	Available-for-sale assets	Unrealized hedge profit (loss)	Accumulated losses	Total
Balances as of December 31, 2009		2,194,794	-	31,076	29,187	(132,522)	39,123	557,504	18,984	(11,887)	2,135	(1,317)	(117,091)	2,609,986
Net income		-	-	-	-	-	-	-	-	-	-	-	214,197	214,197
Recognition of legal reserve		-	-	-	-	-	10,710	-	-	-	-	-	(10,710)	-
Proposed mandatory minimum dividends		-	-	-	-	-	-	-	-	-	-	-	(50,873)	(50,873)
Allocation of net income		-	-	-	-	-	-	35,523	-	-	-	-	(35,523)	-
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	(1,648)	11,903	-	10,255
Capital increase		120,861	-	-	-	-	-	-	-	-	-	-	-	120,861
Share-based payments		-	-	-	-	-	-	-	24,743	-	-	-	-	24,743
Balances as of December 31, 2010		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	-	2,929,169
Error adjustment, net of taxes - note 2.3		-	-	-	-	-	-	-	-	-	-	-	(37,462)	(37,462)
Restated balance as of January 1st , 2011		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	(37,462)	2,891,707
Other comprehensive income (loss), net		-	-	-	-	-	-	-	-	-	(487)	(89,854)	-	(90,341)
Net income (loss)		-	-	-	-	-	-	-	-	-	-	-	(751,538)	(751,538)
Recognition of earnings reserve and legal reserve to absorb accumulated losses	23	-	-	-	-	-	(49,833)	(593,027)	-	-	-	-	642,860	-
Capital increase through the exercise of stock options	23	845	-	-	-	-	-	-	-	-	-	-	-	845
Advance for future capital increase	23	-	182,610	-	-	-	-	-	-	-	-	-	-	182,610
Share issuance costs	23	-	-	-	-	(12,757)	-	-	-	-	-	-	-	(12,757)
Share-based payments	23	-	-	-	-	-	-	-	24,875	-	-	-	-	24,875
Share buyback	17	-	-	-	-	-	-	-	-	(39,490)	-	-	-	(39,490)
Balances as of December 31, 2011		2,316,500	182,610	31,076	29,187	(145,279)	-	-	68,602	(51,377)	-	(79,268)	(146,140)	2,205,911

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$)

	Parent Company		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Net income (loss)	(751,538)	214,197	(751,538)	214,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	89	89	395,807	281,604
Allowance for doubtful accounts	-	-	23,483	7,728
Provision for contingencies	-	-	6,218	18,842
Provision for (reversal of provision for) onerous contracts	-	-	15,393	(445)
Provision for inventory obsolescence	-	-	1,196	8,402
Deferred taxes	(22,000)	(11,611)	(254,671)	118,444
Equity in subsidiaries	518,274	(292,463)	-	-
Share-based compensation	24,875	24,743	24,875	24,743
Exchange rate changes and inflation adjustments, net	118,122	(14,524)	400,095	(46,549)
Interest on loans	112,197	88,190	414,430	297,256
Unrealized hedge income (loss), net of taxes	(487)	10,421	19,469	117,022
Provision for aircraft return	-	-	96,136	108,106
Other provisions	25,072	-	(30,460)	-
Mileage program	-	-	79,057	(106,299)
Write-off of property, plant and equipment and intangible assets	-	-	10,173	3,037
Impairment	-	-	23,353	-
Gain on bargain purchase	-	-	(88,428)	-
Changes in operating assets and liabilities:
Trade accounts receivable	-	-	84,840	208,526
Short-term investments used for trading	(75,166)	-	(1,011,534)	-
Inventories	-	-	22,406	(41,433)
Deposits	(484)	44,859	144,456	78,369
Prepaid expenses and recoverable taxes	(85)	20,473	(12,406)	64,950
Other receivables	2,892	-	16,831	9,865
Trade accounts payable	4,142	(2,224)	131,971	(146,590)
Advanced ticket sales	-	-	125,112	(44,341)
Liabilities from derivative transactions	-	-	(42,314)	-
Advances from customers	-	-	(27,591)	(162,150)
Payroll	-	-	22,254	(27,168)
Tax and landing fees	-	-	58,600	8,809
Taxes payable	2,155	(13,354)	6,653	16,549
Provisions	-	-	(95,413)	(124,722)
Other payables	2,996	7,306	22,841	(4,650)
Cash provided by operating activities	(38,946)	76,102	(168,706)	882,102
Interest paid	(100,768)	(59,864)	(428,023)	(123,019)
Income tax paid	(1,433)	(32,187)	(5,791)	(35,186)
Net cash provided by (used in) operating activities	(141,147)	(15,949)	(602,520)	723,897
Investing activities
Acquisition of subsidiary, net of cash	-	-	(33,885)	-
Short-term investments	-	5,442	-	17,938
Restricted cash	-	3,180	(74,594)	(8,416)
Payment of property, plant and equipment	(110,427)	138,380	(279,826)	(230,469)
Intangible assets	-	-	(80,863)	(58,512)
Net cash used in investing activities	(110,427)	147,002	(469,168)	(279,459)
Financing activities
Short and long term debt collection	-	525,510	628,187	638,638
Short, long term debt and lease payments	-	(305,514)	(391,054)	(433,760)
Dividends paid	(50,866)	(185,839)	(50,866)	(185,839)
Due from related parties	137,109	(283,622)	-	-
Capital increase	845	120,861	845	120,861
Advance for future capital increase	182,610	-	182,610	-
Share issuance costs	(15,175)	-	(15,175)	-
Net cash provided by financing activities	254,523	(128,604)	354,547	139,900
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	-	-	(8,430)	(10,888)
Increase (decrease) in cash, net	2,949	2,449	(725,571)	573,450
Cash and cash equivalents at the beginning of period	229,436	226,987	1,955,858	1,382,408
Cash and cash equivalents at the end of period	232,385	229,436	1,230,287	1,955,858

The accompanying notes are an  integral part of these financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF VALUE ADDED

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian reais – R$)

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
REVENUES
Passenger and cargo transportation and other revenues from passengers	-	-	7,872,687	7,303,416
Other operating income	21,738	19,307	21,738	19,307
Allowance for doubtful accounts	-	-	(23,483)	(7,728)
INPUT ACQUIRED FROM THIRD PARTIES (including ICMS and IPI)
Fuel and lubricants	-	-	(3,141,031)	(2,314,929)
Supplies, energy, third party services and other	(10,445)	(7,532)	(1,541,819)	(1,244,511)
Aircraft insurance	-	-	(31,921)	(47,757)
Sales and marketing	-	-	(402,568)	(367,757)
GROSS VALUE ADDED	11,293	11,775	2,753,603	3,340,041

RETENTIONS
Depreciation and amortization	(89)	(89)	(388,633)	(281,604)
WEALTH CREATED BY THE COMPANY, NET	11,204	11,686	2,364,970	3,058,437

WEALTH RECEIVED IN TRANSFER
Equity in subsidiaries	(518,274)	292,463	-	-
Financial income	32,522	35,324	477,524	183,907
WEALTH FOR DISTRIBUTION (DISTRIBUDED)	(474,548)	339,473	2,842,494	3,242,344

DISTRIBUTION OF WEALTH
Employees	27,137	26,373	1,560,436	1,252,402
Government	(21,022)	(10,428)	295,265,	724,861
Investors	270,875	109,331	1,233,273	495,222
Lessees	-	-	505,058	555,662
Shareholders	-	50,873	-	50,873
Net income (loss)	(751,538)	163,324	(751,538)	163,324
WEALTH FOR DISTRIBUTION (DISTRIBUDED)	(474,548)	339,473	2,842,494	3,242,344

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, exercising shareholding control of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) additional passenger air chartering services .

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of subsidiary SKY Finance and SKY Finance II (“SKY II”) and Webjet Linhas Aereas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands, whose activities are related to obtaining funds to finance aircraft acquisition. The activities of SKY Finance were closed in 2010, after the liquidation of all funds raised by companies, considering that they were organized with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and it is engaged in raising funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account company engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG controls 50% of this company, which started to operate in September, 2011.

On October 3, 2011, VRG subsidiary acquired the entire share capital of Webjet Linhas Aereas SA ("Webjet"), a low-cost and low-fare airline headquartered in the city of Rio de Janeiro, which provides scheduled passenger air chartering services in Brazil, for transaction´s details see Note 13 –Business Combination..

On October 27, 2011, CADE, VRG and Webjet entered into a Transaction Reversibility Preservation Agreement ("APRO"), concerning the acquisition of 100% (one hundred percent) of the capital of Webjet, whereby the reversibility of the transaction and preservation of assets is assured until a final decision is handed down by the governmental agency. The agreement ensures the independence in the management of both companies, including with respect to the Company’s frequent flyer program ("Smiles").Without reducing Webjet’s capacity, the agreement provides for the sharing of flights between the companies with the aim of optimizing the route network and offer more options to flyers.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index  (ITAG), which were created to identify companies committed to adopt  differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

2.        Summary of significant accounting policies applied in preparing the financial statements

This financial statements were authorized for issuance at the Board of Directors’ meeting held on March 26, 2012. The Company’s registered office is at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1. Declaration of conformity

The Company’s financial statements comprise:

• The consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP, and

• The individual financial statements of the Parent prepared in accordance with accounting practices adopted in Brazil, identified as Parent - BR GAAP.

The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by CVM.

The individual financial statements, prepared for statutory purposes, present the measurement of investments in subsidiaries under the equity method, according to prevailing Brazilian legislation. Accordingly, these individual financial statements are not compliant with the IFRSs, which require the measurement of investments in financial statements separate from the parent company at fair value or cost.

The Company elected to present these individual and consolidated financial statements in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

2.2 Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Financial Statements were prepared using brazilian Reais as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)    Basis of consolidation

The consolidated financial statements comprise the accounts of Gol Linhas Aéreas Inteligentes S.A and its direct and indirect subsidiaries presented below:

	Location	Type of control	% of capital stock
			2011	2010
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
Webjet	Brazil	Indirect	100%	-
SKY Finance II	Cayman Islands	Indirect	100%	100%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, incomes and expenses between the entities are full eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Europe and U.S.) are fully eliminated.

b)    Cash and cash equivalents

In this line are classified the bank deposits and short term investments with maturities of less than 90 days (or with no deadlines for redemption) which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes, measured at fair value through income.

c)    Restricted cash

Consist of investments measured at fair value through profit and loss, deposited in guarantees linked to securities, and short and long term debt.

d)    Financial assets and financial liabilities

Non-derivative financial instruments include short-term investments, debt and equity instruments, trade accounts receivable, other receivables, short and long term debt, other payables and debts. Financial instruments are initially measured at fair value plus or minus costs directly attributable to their acquisition or issuance, except for financial instruments at fair value through profit or loss, whose costs are directly recorded in income or loss. After initial recognition, non-derivative financial instruments are measured at each balance sheet date, based on their classification, which is defined upon initial recognition considering the intent for which they were acquired or issued, as described below:

i.     Financial assets measured at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term), or those designated at fair value through profit or loss. Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has short-term investments classified as cash equivalents under this category.

ii.    Held-to-maturity financial assets: non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intention and ability to hold to maturity. These are measured at amortized cost after initial recognition under the effective interest method, less possible impairment losses, when applicable, and changes are recognized in profit or loss, as financial income or financial expenses, when earned or incurred. The Company does not have financial assets classified under this category.

iii. Loans and receivables: include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade accounts receivable classified under this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

iv. Available for sale: include non-derivative financial assets not classified under the categories above, measure at fair value. After initial recognition, available-for-sale securities are measured at fair value, and the respective gains and losses are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to profit or loss. “Short-term Investments” are comprised by assets available for sale related to foreign deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes. The Company does not make speculative investments.

The main non-derivative financial assets recognized by the Company are cash and cash equivalents, short-term investments and trade accounts receivable.

Financial liabilities are classified under the categories below based on the nature of the financial instruments contracted or issued:

i. Financial liabilities at fair value through profit or loss: include financial liabilities that are regularly traded before maturity and liabilities at fair value through profit or loss on initial recognition, except those designated as hedge instruments. They are remeasured at fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in profit or loss when incurred. The Company classifies under this category derivatives not designated as an effective hedge instrument.

ii. Financial liabilities not measured at fair value: non-derivative financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (comprising finance leases) and trade accounts payable.

e)    Trade and other receivables

Trade  receivable are stated at cost, less allowances for doubtful accounts, which approximate their fair values, given their short-term nature, except for trade accounts receivables falling due over 360 days, classified as other receivables, corresponding to less than 1% of total receivables

Allowance for doubtful accounts is established when there is an objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners.

f)    Inventories

The inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and the net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

g) Lease accounting

In accordance with the CPC 06 and IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

(i) the lease transfers ownership of the asset to the lessee at the end of the lease term;

(ii) the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

(iii) the lease term is the most part of the economic asset life, even if the title is not transferred;

(iv) at the beginning of the lease, the present value of minimum lease payments represents at least substantially all the fair value of the leased asset, and

(v) the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

The amounts payable arising from finance lease installments are recognized and allocated between financial expenses and repayment of finance lease so as to achieve a stable interest rate.

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses. The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

The other leases are classified as operating lease and are recognized as an expense in the income statement on straight-line basis over the term of the lease contract.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale, are accounted for as follows:

•           They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

•           If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

•           In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in financial lease.

h)    Prepaid expenses

The prepaid expenses correspond to payments whose benefits to the Company will take place after the balance sheet date. Primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, premium payments of option contracts designated as hedge, sales commissions, deferred losses arising from sale-leaseback transactions, and prepayments for insurance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

i)          Investments

Investments in subsidiaries on the individual financial statements are accounted for and measured under the equity method in profit or loss as operating income or expenses, using the financial statements of subsidiaries for the same reporting period, in accordance with accounting practices in line with those adopted by the Company.

The balance of investments includes the amount measured under the equity method, balances of fair value allocations  and goodwill, which is presented as intangible assets in the consolidated financial statements.

j)          Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interests and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

Assets held through finance leases are depreciated over the expected useful life the same way as the owned assets or for a shorter period, if applicable, as under the lease agreement in question.

The estimated useful life for property and equipment is disclosed at Note 15.

Under CPC 27 and IAS 16 “Property, Plant and Equipment”, the costs relating to significant engine overhauls, including replacement of spare parts and personnel expenses, are treated and capitalized separately as a property, plant and equipment item and depreciated until the next significant overhaul.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The book value of fixed assets is analyzed for check of possible loss in recoverable value when events or changes in circumstances indicate the book value is bigger than the estimated recoverable amount.

An item of fixed asset is write-off after disposal or when there are no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sale or write-off are determined by the difference between the values received in the sale and the asset's booking value, and are recognized in income.

k)    Intangible assets

i.          Goodwill

The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating unit that, in this case is the operating subsidiary VRG. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company on the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

ii.    Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and of WEBJET, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iii.   Trademarks

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, this is not amortized due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG brand name. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iv.   Software

Costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

l)     Deposits

Represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits of contingent liabilities relating to labor, civil, and tax claims.

Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in US dollar by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

These deposits are used to pay for the maintenances performed, and might be reimbursed to the Company and its subsidiaries after termination of the contracts.  Maintenance costs are capitalized or recorded in profit or loss when incurred, in accordance with the maintenance cost accounting policy. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

During the second quarter ended June 30, 2011, the Company and its subsidiaries changed the classification of maintenance deposits from non-monetary to monetary asset, as the realization of these assets, since 2011 has become substantially through receipts of financial resources, according to the renegotiations conducted with the lessors. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in the financial result.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to lease agreements of its subsidiaries VRG and Webjet. Many of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

m)   Foreign currency transactions

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Brazilian Real. Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that transaction occur. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on conversion the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the statements of income.

n)  Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rate and interest rate. The derivatives may be designated to hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedge.

For classification as hedge accounting, the derivative should protect against changes in the hedged fair value or cash flow. At the beginning of the hedge transaction, the Company and its subsidiaries document the relationship between the hedge instrument and the hedged item, including risk management goals, and if the transaction will be designated for hedge accounting.

The hedge accounting is prospectively discontinued when the Company and its subsidiaries revoke the hedge relationship, the hedging instrument either expires, is sold, terminated, exercised, or no longer is qualified for hedge accounting.

Fair value hedge

Changes in fair value of derivatives designated and qualified as fair value hedge are recognized in income. The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Cash flow hedge

The effective part of changes in fair value of derivatives that are designated as cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial result.

At the moment that the hedge item is recognized in the financial result, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit and loss under the same section of the income statement in which item is recognized.

If the hedge accounting is discontinued, any gains or losses recognized in other comprehensive income and accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecasted transaction is finally recognized as financial result.. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in the financial result immediately.

o)    Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date of the option using appropriate valuation methods.

The fair value of options granted, determinate at the grant date is recorded on a straight-line basis, according to CPC 10 (R1) - Share-Based Payment, as an expense in net income for the year over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is prospectively recognized as profit and loss of the remaining exercises, so that the cumulative expense reflects the revised estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

p)    Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain.

The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Aircraft and engines´ return provision

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability, for this reason it recognizes a provision based on the aircraft return costs as set forth in the agreement.

The aircraft´s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and etc., according to return agreement clauses´.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The engines´ return provisions are estimated based on evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the evaluation moment.

Onerous contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract is entered into when unavoidable costs to meet the obligations assumed under the contract exceed the economic benefits that are expected to be received over the contract term.

The provision for onerous contracts refers to losses on operating lease agrements of out-of-service aircraft. The provision corresponds to the net amount between the present value of the installments of the respective leases and the expected revenue from the use of such aircraft through operation or subleases, where applicable. The assumptions used are estimates and the settlement of these transactions may result in amounts significantly different from those recorded.

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03.

Other provisions

Are substantially related to lawsuits and are provisioned for losses considered probable in management's judgment, related to labor, civil and tax matters, the last mentioned being presented under tax obligations line, in case of existence and legal obligation.

q) Revenue recognition

The passenger revenue s is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales, correspond to a deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations, i.e., estimate of tickets that expire without being used based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., tickets not booked (passengers to be transported) that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets actually expired.

The balance of deferred revenue also refers to tickets booked again by passengers.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues includes charter services, miles sales, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

r)     Mileage program

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Since the acquisition of VRG, the Company operates a frequent flyer program, denominated Smiles (“Smiles Program”) which consists mainly of mileage credits earned by participants for use when travelling. The obligations assumed under the Smiles Program were valued at the acquisition date of VRG at estimated fair value which represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

Miles awarded are valued at fair value described above and the redeemed miles are writen-off to “advanced ticket sales” based on the weighted average of the balance of miles that had been deferred.  Revenue is recognized when transport is provided, under passenger´s revenue item and the portion of revenue from miles´ sale over the fair value of miles is recognized as marketing revenue (as other income) when the transport is provided.

The Company’s policy is to cancel all miles contained in the accounts of customers after 3 years 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

s)    Segment information

CPC 22 and IFRS 8 require that operations by segment are identified based on internal reports which are regularly reviewed by decision makers in order to allocate resources to segments and assess their performance.

The Company’s operations are derived from its subsidiaries VRG and Webjet and consist in to provide air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management performs the resources allocation in order to maximize the consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

Based on the way the Company treats its business and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue by geographic segments as described in Note 25.

t)     Income taxes

i.Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes the effects of Regime Tributário de Transição (RTT) revenues or expenses taxable or deductible in other years, and exclude items not taxable or not deductible permanently.

The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

ii.    Deferred income tax

Deferred income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in financial statements and tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient to bring such deductible temporary differences can be used.

The carrying amount of deferred income tax is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow tax credit to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are determined, considering tax rates and tax laws ratified or substantially ratified at balance sheet date and which expects to be applied when the respective asset is realized or the liability is settled.

Deferred income tax and social contribution, assets and liabilities are compensated if there is a legal right and intention to offset them when calculating the current taxes, generally when related to the same taxable entity and the same taxation authority.

u)    Main accounting estimates and assumptions adopted

The preparation of the financial statements requires management to make judgments assumptions and estimates that affect the application of the policies and the reported amounts of assets and liabilities, revenues and expenses. These estimates and assumptions are based on historical experience and several other factors that are construed as reasonable according to the circumstances. Actual results could differ from those estimates. These assumptions are reviewed on a prospective basis. Revised accounting estimates are recognized in the period which the estimate is revised. The estimates and assumptions that have a significant risk of relevant adjustment to the carrying amount of assets and liabilities are discussed below.

i.     Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows set by Management.

Other non-financial assets are tested for impairment when there are indications that their carrying amounts might not be recoverable.

ii.    Impairment of available-for-sale financial assets

The Company classifies some financial assets as available for sale and recognized the changes in their fair values in shareholders’ equity. When the fair value drops, Management analyzes the decline in its value to determine if the economic loss must be recognized in the income statement. As of December 31, 2011, the Company did not have financial assets classified as available for sale.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

iii.   Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provision are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates.

iv.   Property, plant and equipment

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.

v)  Statement of value added (“DVA”)

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as additional disclosure of the consolidated financial statements, since this statement is not expected nor required by IFRSs.

The DVA was prepared based on information obtained in the accounting records that serve as basis for the preparation of financial statements and in accordance with the provisions of CPC 09 – Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied on sales, other revenues and the effects of the allowance for doubtful accounts), inputs purchased from third parties (cost of sales and purchases of materials, power and services from third parties, including the taxes levied on purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (equity in subsidiaries, financial income and other income). The second part of the DVA presents the distribution of wealth among employees, taxes and contributions, compensation to third parties and shareholders.

w) Business combinations as from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The assets acquired and liabilities assumed were measured at fair, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.

If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

x)    New standards and interpretations issued and revised in 2011:

i.          New standards, interpretations and revisions issued and adopted in 2011:

• IFRIC 13 ‐  "Customer Loyalty Programs" under which the meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programs, is relevant  and effective to the Company and its subsidiaries to the initial adoption in the financial year ended December 31, 2011. The application of the clarified guidance does not result in any impact on the financial position and results of operations since the Company was already considering the requirements of IFRIC 13 in measuring the fair value of its award credits.

• IFRIC 19, Extinction of financial liabilities with equity instruments - The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the issuance of equity instruments by the entity to an entity creditor to extinguish all or part of a financial liability (debt conversion). This requires that a gain or loss is recognized in income, which is measured as the difference between the carrying amount of financial liability and the fair value of equity instruments issued. If the fair value of financial instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of financial liability extinguished. Applicable as of July 1st,2010.

• IAS 32, Financial Instruments – The purpose of this standard is to establish principles for presenting financial instruments as liabilities or net value, and for offsetting between financial assets and financial liabilities. The principles in this Standard complement the principles for recognition and measurement of financial assets and financial liabilities in IAS 39 Financial Instruments: Recognition and Measurement, as well as the principles for disclosure of information about them in IFRS 7 Financial Instruments: disclosures. Applicable as of January 1st,2014.

• Ammendment to IFRIC 14, IAS 19- The limit on a defined benefit assets, minimum funding requirements and their interaction – Removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The results in pre-payment of contributions in certain circumstances are recognized as an asset rather than an expense. This standard did not have any significant impact to the Company, considering its current operations. Applicable as of January 1st,2011.

• Amendments to IFRS 7, Financial Instruments: Transfers of financial assets – This amendment will promote transparency in the disclosure of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. This standard will affect future disclosures to the extent that any transfer of financial assets. Applicable as of July 1st,2011.

• Amendment to IAS 12, Income Taxes on deferred tax - IAS 12 ‐  "Income taxes", currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. However, for the “Investment Property” measured at fair value under IAS 40 existing principle, it can be difficult and subjective to assess whether the recovery will be through use or through sale.  This amendment, therefore, introduces an exception to the existing principle to measure the deferred tax asset or liability on investment property measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21, “Income Taxes – Recovery of revalued non-depreciable assets”, will no longer apply to investment properties carried at fair value. The changes also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is was removed. This standard should not have any significant impact to the Company, considering its current operations. Applicable as of July 1st,2011.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

ii. New standards, amendments and interpretations issued in 2011 and apply in future years:

• Amendment to IAS 1, Financial Statement Presentation regarding to other comprehensive income – The main change resulting from these amendments was the requirement for entities to group items presented in other comprehensive income based on the possibility that they can or cannot be potentially reclassified to profit or loss subsequently (reclassification adjustments). The changes do not establish which items must be presented as other comprehensive income. The Company is evaluating the impact of this standard in their disclosures. Applicable as of July 1st,2012.

• IFRS 13, Fair value measurement, issued in May 2011. The objective of IFRS 13 is to improve consistency and reduce complexity of the fair value measurement, by providing a more precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied when its use is already required or permitted by other standards within IFRS or US GAAP. The Company is in the process of assessing whether IFRS 13 will have any impact on the manner on how fair value is determined. The standard is applicable as ofJanuary 1st,2013.

• IFRS 12, Disclosures of interests in other entities – includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose participations and other off balance sheet interests. The Company is analyzing the additional disclosures which will be required by IFRS 12. The standard is applicable as of January 1st,2013.

• IFRS 11, Joint arrangements – issued in May 2011. The standard provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: (i) joint operations - arise when a joint operator has rights to the assets and contractual obligations and as a consequence registers his rights’ portion in assets, liabilities, revenue and expenses; and (ii) joint ventures - =arise when the joint operator has rights to the net assets of the arrangement and registers his investments by the equity equivalence method. Proportional consolidation method will no longer allowed in joint control. This standard is applicable as of January 1st,2013.

• IFRS 10, Consolidated Financial Statements – supports itself on existing principles, identifying the concept of control as a major factor in determining whether an entity should or not be included within the consolidated financial statements of the parent company. The standard provides additional guidance to the determination of control. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

• IFRS 9, Financial instruments – addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010, and it replaces parts of IAS 39 related to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two categories: those measured at fair value and those measured at amortized cost. The determination is done at initial recognition. The basis of classification depends on the entity’s business model and the contractual characteristics of the financial instruments cash flow. Regarding to financial liabilities, the standard maintains most of the requirements established by IAS 39. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

• IAS 19, Employee benefits amended in June 2011. The main impacts of the changes are: (i) elimination of corridor approach, (ii) recognition of all actuarial gains and losses in other comprehensive incomes as they occur, (iii) immediately recognition of past service costs as profit and loss, and (iv) the replacement of the participation costs and expected return plan over assets by an amount of net participation, calculated thru applying a discount rate to the asset (liability) of the net defined benefit. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.3 Restatement of the beginning balance - correction of error

In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,760 (R$37,462 net of taxes), and was associated with the recognition of interline revenues.

The Company interline ticket sales represent sales from the Company to other airline entities under interline agreements. In accordance with these agreements an airline entity can use the Company´s reservation system to book domestic flights in Brazil by paying a predetermined contractual price.  Before implementing the new system, interline deferred revenue was recognized in accordance with the contractual price.  However, the recognition of passenger´s revenue was based on the spot ticket price.  Consequently, the difference could represent either an overstatement or an understatement of revenues, depending on the difference between the contractual interline price and the spot price.

In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

The impacts of this adjustment to the quarterly financial statements are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Previous reported	Restated	Previous reported	Restated	Previous reported	Restated
	9 months ended on 09/30/2011		6 months ended on 06/30/2011		3 months ended on 03/31/2011
Passenger revenues	4,658,245	4,715,005	3,025,673	3,082,433	1,647,088	1,703,848
Current Income Tax and Social Contribution expenses	(2,888)	(22,186)	(308)	(19,606)	(4,102)	(23,400)
Net revenue (loss) of the period	(843,269)	(805,807)	(326,769)	(289,307)	31,934	69,396
Earnings (losses) per share basic	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26
Earnings (losses) per share diluted	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26

3.        Cash and cash equivalents

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Cash and bank deposits	13,406	103,988	157,452	194,493
Cash equivalents	218,979	125,448	1,072,835	1,761,365
	232,385	229,436	1,230,287	1,955,858

As of December 31, 2011, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds (NTN - National Treasury Notes, LTN- National Treasury Bills, LFT – Treasury Financial Bills, “committed operations” and fixed-income funds, paid at post fixed rates ranging between 98.5% and 103.5% of the Interbank Deposit Certificate Rate (CDI).

The breakdown of cash equivalents balance is as follows:

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010

Bank deposit certificates (CDBs)	218,979	125,448	284,911	678,253
Government bonds (NTN, LTN and LFT)	-	-	787,605	245,186
Investment funds	-	-	319	837,926
	218,979	125,448	1,072,835	1,761,365

These investments have high liquidity, are readily convertible into known amounts of cash, are subject to an insignificant risk of value changes and maturity of less than 90 days.

During the year ended December 31, 2011, the Company redeemed some of its private bonds and, through its investment strategy towards greater profitability, increased its position in government bonds.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

4.        Restricted Cash

As of December 31, 2011, restricted cash in current assets was fully represented by the updated deposit made in a restricted account on August 8, 2011, relating to the acquisition of Webjet.  See explanatory note 13.

The restricted cash in noncurrent assets in the amount of R$100,541 as of December 31, 2011 was represented by:

•      margin deposits, in US dollar, bond to hedge transactions, subject to the overnight rate (average yield of 0.14% p.a.), in the amount of R$82,996 (on December 31, 2010, the margin deposits were redeemed and replaced by a letter of guarantee in the amount of R$100,000 which maturity was on September 2011).

•      guarantee margin deposits bond to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) applied in DI investment funds and yielding the weighted average rate of 98.5% of CDI, in the amount of R$8,591.

•      deposits in guarantee, represented by a letter of guarantee with Safra Bank, in the amount of R$8,471.

•      others in the amount of R$483.

On April 2011, the Company redeemed CDB with Santander Bank in the amount of R$25,000, which were guarantee to Banco de Desenvolvimento de Minas Gerais (BDMG), replaced by chattel mortgage of engines.

5.    Short-term Investments

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10	12/31/11	12/31/10
Private Bonds	-	-	12,071	-
Government Bonds	-	-	124,400	-
Investment Funds	69,885	-	872,597	2,816
Foreign bank deposits	-	19,790	-	19,790
	69,885	19,790	1,009,068	22,606

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquidity, paid at 102% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), LTNO (prefixed National Treasury Bills) and NTN-B (indexed to IPCA), with immediate maturity paid at an variable average rate of 11.12% p.a..

Investment funds are represented primarily by government bonds LTN, LFT, NTN, CDBs and Debentures.

The foreign bank deposits (time deposits) were provisioned in its totality due to the loss on coverage value of the instrument.

During the year ended December 31, 2011, the Company redeemed some of its private bonds and, through its investment strategy aiming at higher profitability, increased its position in government bonds.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

6. Trade and Other Receivables

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Local currency:
Credit card administrators	100,214	90,612
Travel agencies	185,544	149,393
Installment sales	47,189	51,253
Cargo agencies	37,460	20,582
Airline partners companies	17,031	16,608
Other	35,077	27,491
	422,515	355,939
Foreign currency:
Credit card administrators	9,228	5,855
Travel agencies	6,833	3,935
Cargo agencies	301	141
	16,362	9,931
	438,877	365,870

Allowance for doubtful accounts	(83,610)	(60,127)
	355,267	305,743

Current	354,134	303,054
Noncurrent (*)	1,133	2,689

(*)The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

Changes in the allowance for doubtful accounts are as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Balance at beginning of period	(60,127)	(52,399)
Additions	(35,849)	(27,689)
Additions from Webjet’s acquisition	(3,376)	-
Unrecoverable amounts	3,304	5,623
Recoveries	12,438	14,338
Balance at the end of period	(83,610)	(60,127)

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Falling due (until 360 days)	315,883	270,286
Falling due (after 360 days)	1,133	2,689
Overdue until 30 days	20,618	19,091
Overdue 31 to 60 days	7,507	4,128
Overdue 61 to 90 days	4,954	5,533
Overdue 91 to 180 days	11,754	8,041
Overdue 181 to 360 days	15,307	7,052
Overdue above 360 days	61,721	49,050
	438,877	365,870

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The average collections period of installment sales is nine months and 5.99% interest is charged on the balance receivable, which is recognized as financial income. The average collection period of other receivables is 108 days.

As of December 31, 2011, accounts receivable from travel agencies in the minimum amount of R$16,000 (R$24,300 on December 31, 2010) and firm guarantees of 30% from accounts receivable with credit card administrators, are related to loan agreements guarantees with BNDES Bank.

Additionally, on December 31, 2011, 30% of the receivable amounts from credit card administrators are bound to guarantee the contract with Banco Safra, collected by the indirect subsidiary Webjet.

7. Inventories

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10

Consumables	20,148	16,702
Parts and maintenance materials	127,080	117,740
Advances to suppliers	12,725	43,725
Imports in progress	1,612	1,885
Others	7,658	7,942
Provision for obsolescence	(18,200)	(17,004)
	151,023	170,990

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010
Balance at beginning of the period	(17,004)	(8,602)
Additions	(52,233)	(44,426)
Additions from Webjet’s acquisition	(13)	-
Write-offs	51,050	36,024
Balance at end of period	(18,200)	(17,004)

8. Deferred and Recoverable Taxes

	Parent Company		Consolidated
	12/31/11	12/31/10	12/31/11	12/31/10
Recoverable taxes:
Current assets
ICMS (1)	-	-	13,222	7,039
Prepaid IRPJ and CSSL (2)	37,784	32,187	77,679	35,186
IRRF (3)	1,922	2,507	16,584	8,548
PIS and COFINS (4)	-	-	54,085	-
Withholding tax of public institutions	-	-	26,791	17,334
Value added tax – IVA (5)	-	-	4,242	3,512
Income tax on imports	275	177	17,740	15,805
Others	-	30	2,655	719
Total recoverable taxes - current	39,981	34,901	212,998	88,143

Deferred taxes:
Non-current assets
Tax losses	33,121	15,166	427,167	340,055
Negative basis of social contribution	11,923	5,460	153,780	122,420
Temporary differences
Mileage program:	-	-	97,483	70,603
Allowance for doubtful accounts and others	-	-	62,317	47,315
Provision for loss on acquisition of VRG			143,350	143,350
Provision for legal and tax liabilities	-	-	57,151	44,556
Return of aircraft	-	-	22,089	11,318
Derivative transactions not settled	-	-	65,377	-
Effects from Webjet’s acquisition	-	-	7,086	-
Others	93	93	51,190	37,928

Total noncurrent deferred tax assets	45,137	20,719	1,086,990	817,545

Noncurrent liabilities
Temporary differences
Brands	-	-	21,457	21,457
Flight rights	-	-	353,226	190,686
Maintenance depots	-	-	101,630	155,266
Depreciation of engines and parts for aircraft maintenance	-	-	140,677	115,098
Reversal of goodwill amortization	-	-	76,596	51,064
Derivative transactions not settled			28,525	5,454
Leasing of aircraft	-	-	26,902	94,950
Other	-	-	14,692	8,210
Total noncurrent deferred tax liabilities	-	-	763,705	642,185

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

During the fourth quarter of 2011 the subsidiary VRG reviewed the criteria adopted to calculate PIS and COFINS. By changing the taxation regime, and the percentage of proportionality obtained on income subject to cumulative and noncumulative taxation applied to costs and expenses entitled to credit and taxes overpaid and/or shortcomings in previous periods, recognized a credit of R$52,334, being R$34,608 as reducing fuel costs and other services entitled to credit, R$21,739 reducing PIS and COFINS expenses on revenues and R$4,013 of interest costs and fine.

The Company and its subsidiary VRG have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Parent (GLAI)		Direct (VRG) and indirect subsidiary (Webjet)
	2011	2010	2011	2010
Tax losses	258,268	264,920	1,887,267	1,299,555
Negative basis of social contribution	258,268	264,920	1,887,267	1,299,555

Tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution, technically prepared and supported based on business plans and approved by the Board of

Directors, indicates the existence of sufficient taxable income for the realization of the recognized deferred tax assets.

GLAI, its subsidiary VRG and its indirect subsidiary Webjet, have a total tax credits amount of R$729,482, however, they recognized an allowance for loss of R$148,535 for credits that have no perspective of realization in an immediate future.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcome of future events.

		Parent Company		Consolidated
	30/06/11	2011	2010	2011	2010
Income (loss) before income tax and social contribution		(772,105)	203,618	(1,000,418)	386,496
Combined tax rate		34%	34%	34%	34%
Income tax at combined tax rate		262,516	(69,230)	340,141	(131,409)
Adjustments to calculate the effective tax rate:
Equity in subsidiaries		(176,213)	99,437	-	-
Nondeductible income from subsidiaries		(37,969)	(26,283)	(47,522)	(26,283)
Income tax on permanent differences		(5,093)	(8,411)	20,117	(6,673)
Nondeductible expenses (nontaxable income)		(2,817)	(1,416)	(39,878)	(19,484)
Exchange differences on foreign investments		(44,275)	4,872	(48,396)	(61)
Income tax and social contribution expenses on tax losses and negative basis not recognized of previous periods		24,418	11,610	24,418	11,611
Income (expense) of tax and social contribution		20,567	10,579	248,880	(172,299)

Current income tax and social contribution		(1,433)	(1,032)	(5,791)	(53,855)
Deferred income tax and social contribution		22,000	11,611	254,671	(118,444)
		20,567	10,579	248,880	(172,299)

9. Prepaid Expenses

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10	12/31/11	12/31/10
Deferred losses from sale-leaseback transactions (a)	-	-	54,201	63,574
Prepayments of hedge premium	-	4,492	11,572	23,334
Lease prepayments	-	-	30,382	33,322
Insurance prepayments	136	639	22,775	27,860
Prepaid commissions	-	-	13,020	16,628
Others	-	-	6,811	5,665
	136	5,131	138,761	170,383

Current	136	5,131	93,797	116,182
Noncurrent	-	-	44,964	54,201

(a) During the accounting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to 9 aircraft in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 27 b.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

10.   Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor nature, deposited in escrow until the resolution of the related claims, updated at SELIC  tax. The balances of escrow deposits as of December 31, 2011 recorded in noncurrent assets totaled R$12,065 (R$7,550 as of December 31, 2010).

Consolidated

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be invested in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any the maintenance service providers or to perform such services internally.

Based on the regular analysis of deposit recovery, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of December 31, 2011 classified in current and noncurrent assets amount to R$35,082 and R$323,062, respectively (R$456,666 in noncurrent assets as of December 31, 2010).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, who’s fully refund occurs upon the contract expiration date. As of December 31, 2011, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$96,983 (R$127,963 as of December 31, 2010).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor nature, deposited in escrow until the resolution of the related claims, paid at SELIC  tax. The balances of escrow deposits as of December 31, 2011, recorded in noncurrent assets totaled R$175,472 (R$130,748 as of December 31, 2010).

11.  Transactions with related parties

Loan agreements– noncurrent assets– Parent company

The Company and GAC maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates predicted, maturity or guarantees, as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Asset		Liability
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
GLAI with VRG	48,514	84,786	-	-
GAC with VRG (a)	71,280	117,404	222,725	133,376
Finance with VRG (a)	474,023	414,416	-	-
	593,817	616,606	222,725	133,376

a)       The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate.

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, maturating on May 31, 2012, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the General Market Price Index (IGP-M) fluctuation.

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, maturating on September 16, 2012 and February 18, 2012, respectively.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., with 60-month maturity term.

The subsidiary VRG also holds contracts with related party Vaud Participações S.A. to provide executive administration and management services, with two year term beginning on October 2010.

During the period ended December 31, 2011, VRG recognized total expenses related to these services of R$11,101 (R$8,621 as of December 31, 2010). All the entities referred above belong to the same economic group.

Property lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract expires annually on April 4, 2012.  The contract includes an annual adjustment clause, based on the IGP-M. During the period ended December 31, 2011 a VRG recognized total expenses related to this lease of R$559 (R$361 as of December 31, 2010).

Commercial Agreement with Unidas Rent a Car

On December 31 2011, VRG remained in a commercial agreement with Unidas Rent a Car, a Brazilian company that provides car rentals to its customers at a 50% discount on daily rates of rent, when buying tickets for flights operated by VRG controlled through its website, signed in May 2009. This contract came to be dismissed as a related party on June 20, 2011 with the termination of Mr. Alvaro de Souza, president of the Board of GLAI, as a board member of United Rent a Car.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda. The purpose of the agreement is the issuance of UATP (Universal Air Transportation Plan) accounts, where VRG issued credits to related parties in the amounts of R$20 and R$40, respectively, to be used in the UATP system. Such system can be used to pay domestic and international air services to all members. VRG uses the UATP system, which is operated and maintained by the international air sector, and seeks to simplify billing and facilitate the payment of air travels and other related services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Trade payables – current liabilities

As of December 31, 2011, balances payable to related companies amounting to R$1,198 (R$230 as of December 31, 2010) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	12/31/2011	12/31/2010
Salaries and benefits	15,260	22,516
Related taxes	5,569	6,833
Share-based payments	17,760	24,743
Total	38,589	54,092

As of December 31, 2011, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.01(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

Changes in the stock options as of December 31, 2011 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2010	3,476,684	20.56
Granted	2,722,444	16.07
Vested	(49,836)	15.10
Adjustment on forfeited rights estimate	(1,528,100)	22.25
Outstanding options as of December 31, 2011	4,621,192	24.34

Number of options to be vested as of December 31, 2010	955,975	22.88
Number of options to be vested as of December 31, 2011	1,784,759	23.89

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of December 31, 2011, are summarized below:

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	31,222	4	33.06	31,222	33.06
47.30	37,960	5	47.30	37,960	47.30
65.85	38,199	6	65.85	38,199	65.85
45.46	89,243	7	45.46	71,394	45.46
10.52	360,842	8	10.52	216,505	10.52
20.65	1,922,446	9	20.65	961,223	20.65
27.83	2,141,280	10	27.83	428,256	27.83
10.52-65.85	4,621,192	9.26	24.34	1,784,759	23.89

For the period ended December31, 2011, the Company recognized in shareholders’ equity an result with stock options in the amount of R$24,875 (R$24,743 for the period ended December 31, 2010), being the expense disclosed in the consolidated income statements as personnel expenses.

12.  Investments

Due to the changes in Law 6404/76 introduced by Law 11638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controlled GLAI and consolidated on a line by line basis with the parent GLAI, only subsidiary VRG was considered as an investment.

Changes in investments in December 31, 2011 are as follows:

Balances as of December 31, 2009	2,417,133
Equity in subsidiaries	292,463
Unrealized hedge gains (VRG)	8,633
Deferred gains, net of sale leaseback transaction with (a)	32,494
Balances as of December 31, 2010 - Investments	2,750,723
Error adjustment, net of taxes - note 2.3	(37,462)
Equity in subsidiaries	(518,274)
Unrealized hedge losses (VRG)	(89,853)
Amortization losses, net of sale-leaseback (a)	(1,809)
Balances as of December 31, 2011	2,103,325

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

(a) The Company through its subsidiary GAC has net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December31, 2011, the net balance to be deferred of R$30,685 (R$32,494 for the year ended December 31, 2010) is basically a part of the parent's net investment in the VRG. See explanatory note N°. 27 b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest - %	Capital	Shareholders’ equity	Net income (loss)
12/31/10	3,002,248,156	100%	2,294,191	2,718,229	292,463
12/31/11	3,002,248,156	100%	2,294,191	2,072,640	(518,274)

On October 3, 2011 the Company by VRG, acquired indirect control of 100% shareholding in Webjet, details see note 13, Business Combination.

The subsidiary Webjet does not have publicly traded. The Webjet information is summarized below:

	Total number of shares	Interest - %	Capital	Shareholders’ equity	Net income (loss)
12/31/11	85,100,000	100%	220,432	(197,983)	(28,092)

13.   Business Combination

On October 3, 2011, the Company, through its subsidiary VRG, acquired the total capital of Webjet, an airline headquartered in the city of Rio de Janeiro, engaged in passenger air transportation, with a fleet of twenty-four Boeing 737-300 and operating in 16 Brazilian cities, which carries approximately  1,000 weekly flights, by the adjusted price of R$43,443.

On February 27, 2011, after conclusion of the acquisition closing balance sheet audit, the provisional price of R$70,000 was reduced by R$26,557 and adjusted as provided in the contract to R$43,443. The amount of R$7,000 updated and deposited in blocked account will be released to the Company, and the amount of R$19,557, already transferred to the former controlling shareholders of Webjet by way of consideration, was recorded as other credits due to the agreement between the parties to give the Company the right to recover the greater part of the consideration determined under specific contractual conditions.

Webjet’s acquisition aims to strengthen the Company's performance in the domestic market, increasing its presence in main Brazilian airports, including Guarulhos and Santos Dumont airport to provide services to the growing middle class, continuing its mission of making air transportation more affordable and operating as one of the leading companies in the low-cost aviation sector.

The transaction is being analyzed by the Administrative Council for Economic Defense ("CADE") and until it is approved, the two companies will continue to operate as separate entities.

The provisional fair value of assets acquired and liabilities assumed identifiable by the date of acquisition on October 3, 2011, are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Opening Balance	Adjustment	Opening Balance
	10/03/2011		Adjusted
			10/03/2011
ASSETS
Cash and cash equivalents	9,556	-	9,556
Trade and other receivables	159,403	-	159,403
Inventories (i)	6,696	(3,061)	3,635
Deposits	65,204	-	65,204
Prepaid expenses	9,197	-	9,197
Taxes recoverable	10,211	-	10,211
Other	1,607	-	1,607
Deferred income tax	-	7,086	7,086
Property, plant and equipment (i)	71,592	(4,624)	66,968
Intangible assets (ii)	209	478,057	478,266
	333,675	477,458	811,133

LIABILITIES
Short and long term debt	224,403	-	224,403
Trade payables	74,064	-	74,064
Payroll	21,791	-	21,791
Tax obligations	5,101	-	5,101
Tax and landing fees	25,796	-	25,796
Advance ticket sales	92,154	-	92,154
Provisions (iii)	39,662	13,158	52,820
Other current liabilities	18,349	-	18,349
Deferred taxes	-	162,539	162,539
Lawsuits (iv)	2,245	-	2,245
	503,565	175,697	679,262
Net assets acquired from Webjet			131,871
(-)Adjusted purchase price			(43,443)
Gain on bargain purchase			88,428

(i) The fair value of inventories and property, plant and equipment were appraised by experts. They prepared an inventory of aircrafts, rotable, reparable and consumable items and evaluated individually each item according to its physical conditions of use.

(ii) The Company recognized the fair value of operating rights at Guarulhos in Sao Paulo (22 flight operating rights) and Santos Dumont in Rio de Janeiro (14 flight operating rights) under the heading intangible. These rights were evaluated based on discounted future cash flows of the acquired intangibles. Other intangible assets such as trade names, non-competition agreements, customers list and other were analyzed and did not qualify for recognition, as defined in accounting standards.

(iii) The fair value of operating leases presented unfavorable conditions, which resulted in the recognition of onerous contracts on a provisional basis, which can occur at the time of negotiation of the aircraft returns.

(iv) The Company has not obtained all necessary information to measure reliably the fair value of contingent liabilities of the acquired Company, for which it has contractual guarantees of former shareholders without limiting values for a period of five years.

The acquisition of the indirect subsidiary was accounted by the acquisition method in accordance with IFRS 3R and CPC 15, and the gain on bargain purchase of R$88,428 was recorded in the income statement for the year under other operating revenues (expenses), not taxable because is related od permanent difference, according with the brazilian Transition Tax Regime (Regime Tributário de Transição – RTT).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Administration expects to finalize the valuation of certain assets, including intangible assets and liabilities, as well as the effect of taxes deferred until October 2, 2012.

The gain on bargain purchase generated by the purchase is related to the recognition of the intangible assets value not recorded on the books of acquired, represented by the rights of Guarulhos and Santos Dumont airports usage, which are the busiest airports in the country, and whose value is a consequence of the significant demand growth and the flow of domestic passengers in the next years, coupled with the Administration expectation for recovery of operation profitability at those airports.

Since the acquisition until December 31, 2011, the Company's results were impacted by R$ 28,092 for the Webjet’s operational losses.

Transaction costs, totaling R$2,362, were treated as an expense and included under other operating expenses in the income statement for the year ended December 31, 2011.

14. Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially,  there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Parent Company and Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Numerator
Income (loss) for the period	(751,538)	214,197

Denominator
Weighted average number of outstanding shares (in thousands)	270,376	268,564

Effect of dilutive securities
Stock Option Plan (in thousands)	-	390

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	270,376	268,954

Basic earnings (loss) per share	(2.780)	0.798
Diluted earnings (loss) per share	(2.780)	0.796

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

As of December 31, 2011, diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future. As of December 31, 2011, the strike price of vested stock options under the 2009 and 2010 plans are lower than the average market quotation for the period (in-the-money). The 2009 plan is in-the-money even when the vesting stock options expenses are included in the strike price of the expenses that will be incurred, of the “vesting” option. However, due to the loss reported for period ended on December 31, 2011, these shares have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15. Property, Plant and Equipment

Parent Company

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on contracts with Boeing Company to acquire 101 aircrafts 737-800 Next Generation (100 aircrafts as of 31 December 2010) in the amount of R$359,515 (R$308,494 at December 31, 2010) and the right on the residual value of aircraft in the amount of R$417,163 (R$357,757 at December 31, 2010), both held by the subsidiary GAC.

Consolidated

	12/31/11				12/31/10
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,924,407	(547,173)	2,377,234	2,210,433
Sets of replacement parts and spare engines	4%	909,236	(176,141)	733,095	649,758
Aircraft reconfigurations / overhauling	30%	474,668	(221,013)	253,655	86,992
Aircraft and safety equipment	20%	1,693	(871)	822	601
Tools	10%	25,992	(7,605)	18,387	14,465
		4,335,996	(952,803)	3,383,193	2,962,249
Impairment losses (a)	-	(50,653)	-	(50,653)	-
		4,285,343	(952,803)	3,332,540	2,962,249
Property, plant and equipment in use
Vehicles	20%	9,855	(6,886)	2,969	3,309
Machinery and equipment	10%	43,213	(11,640)	31,573	15,744
Furniture and fixtures	10%	19,697	(9,374)	10,323	10,696
Computers and peripherals	20%	43,250	(27,538)	15,712	14,354
Communication equipment	10%	2,785	(1,451)	1,334	1,517
Facilities	10%	4,501	(2,647)	1,854	2,192
Maintenance center – Confins	7%	105,971	(13,924)	92,047	93,160
Leasehold improvements	20%	34,182	(19,067)	15,115	18,540
Construction in progress	-	21,936	-	21,936	15,546
		285,390	(92,527)	192,863	175,058
		4,570,733	(1,045,330)	3,525,403	3,137,307
Advances for acquisition of aircraft	-	365,067	-	365,067	323,661

		4,935,800	(1,045,330)	3,890,470	3,460,968

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

a)      In 2011, the Company recognized an amount of R$50,653 of impairment of fixed assets as follows:

In VRG was recognized a total of R$23,250, divided into: (i) provision for aircraft under lease (PR-VAC) of R$5,582, (ii) items rotable on 737-300 fleet and financial 767-300 fleet totaling R$17,668.

In Webjet recognized a total of R$ 27,403, being (i) R$4,624 of fair value of rotable aircraft  items recognized at the acquisition date and (ii) R$22,779 resulting from impairment of its own aircraft WJA, WJF, WJH, WJI, WJJ and WJK and obsolete parts.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	381,078	200,543	293,239	29,926	904,786
Disposals	-	(2,740)	(508,476)	(297)	(511,513)
Depreciation	(191,728)	(47,151)	-	(19,139)	(258,018)
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition (note 13)	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470

(a)        Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

16. Intangible assets

Parent company

As of December 31, 2011, the balance in the Parent Company in the amount of R$89 refers to software (R$177 as of December 31, 2010).

Consolidated	Goodwill (a)	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	58,512	58,512
Amortization	-	-	-	(23,120)	(23,120)
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,597	73,597
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition (note 13)	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957

(a)      The goodwill arises from the acquisition of subsidiary VRG on April 9, 2007.

The Company has allocated goodwill for future earnings, trademarks and airport operating licenses, with indefinite useful life, upon the acquisition of VRG on April 9, 2007 and Webjet on October 3, 2011, which are annually tested for impairment considering the operations of the subsidiaries as single cash-generating unit.The recoverable amount of these assets has been tested for the date of December 31, 2011 and was not identified impairment losses for these assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The Company implemented a new mileage control system in the quarter ended March 31, 2011 and, consequently, reduced the unamortized remaining balance in the former system, in the amount of R$7,175.

17. Short and Long-term Debt

		Effective average interest
		rate (p.a.)	Parent Company		Consolidated
	Maturity	12/31/2011	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Short-term debt:
Local currency:
Debêntures IV	Sep, 2015	12.95%	-	-	595,160	-
Debêntures V	Jun, 2017	13.18%	-	-	493,284	-
BNDES loan Safra	Oct, 2014	11.50%	-	-	29,956	27,550
Santander	Oct, 2012	11.63%	40,676	-	40,676	-
Citibank	Dec, 2012	11.33%	-		19,401	-
BNDES	Jul, 2012	8.66%	-	-	8,372	14,352
BDMG	Mar, 2018	8.05%	-	-	3,600	3,376
Industrial CDB	Mar, 2012	11.58%	-	-	1,250	-
Interests			-	-	23,421	19,721
			40,676	-	1,215,120	64,999
Foreign currency
(in U.S. Dollars):
Working Capital	Mar, 2012	12.95%	-	-	95,894	83,803
IFC	Jul, 2013	4.54%	-	-	31,264	13,885
FINIMP	Sep,2012	2.69%	-	-	3,127	2,718
Aeroturbine	Dec,2012	-	-	-	4,579	-
Interests			38,799	34,229	40,701	33,969
			38,799	34,229	175,565	134,375
			79,475	34,229	1,390,685	199,374

Finance lease	Dec, 2021		-	-	161,755	146,634
Total long-term debt			79,475	34,229	1,552,440	346,008

Long-term debt:
Local currency:
Debêntures IV	Sep, 2015	12.95%	-	-	-	593,870
Safra	Dec,2015	14.50%	-	-	196,000	-
BNDES – Loan Safra	Out, 2014	11.50%	-	-	42,837	70,934
BDMG	Mar, 2018	8.05%	-	-	25,851	27,332
BNDES	Jul, 2012	8.66%	-	-	-	8,372
			-	-	264,688	700,508
Foreign currency
(in U.S. Dollars):
IFC	Jul, 2013	4.54%	-	-	-	27,770
Senior bond I	Apr, 2017	7.50%	421,669	372,494	393,532	347,501
Senior bond II	Jul,2020	9.25%	550,471	487,887	550,471	487,887
Perpetual bond	-	8.75%	375,160	332,935	335,768	297,944
			1,347,300	1,193,316	1,279,771	1,161,102
			1,347,300	1,193,316	1,544,459	1,861,610

Finance lease	Dec, 2021		-	-	1,894,549	1,533,470
Total long-term debt			1,347,300	1,193,316	3,439,008	3,395,080
			1,426,775	1,227,545	4,991,448	3,741,088

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The maturities of long-term debt for the next twelve months as of December 31, 2011, are as follows:

	Parent Company
	After 2016	Without maturity date Vencimento	Total
Foreign currency
(Dollars):
Senior bond I	421,669	-	421,669
Senior bond II	550,471	-	550,471
Perpetual bond	-	375,160	375,160
Total	972,140	375,160	1,347,300

	Consolidated
	2013	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES – Loan Safra	27,841	14,996	-	-	-	-	42,837
Safra	64,813	65,632	65,555	-	-	-	196,000
BDMG	6,659	4,741	4,447	4,447	5,557	-	25,851
	99,313	85,369	70,002	4,447	5,557		264,688
Foreign currency
(Dollars):
Senior bond I	-	-	-	-	393,532	-	393,532
Senior bond II	-	-	-	-	550,471	-	550,471
Perpetual bond	-	-	-	-	-	335,768	335,768
	-	-	-	-	944,003	335,768	1,279,771
Total	99,313	85,369	70,002	4,447	949,560	335,768	1,544,459

The fair values of senior and perpetual bonds, as of December 31, 2011, are as follows:

	Parent Company		Consolidated
	Book	Market (a)	Book	Market (a)
Senior bonds (I and II)	972,140	921,483	944,003	893,346
Perpetual bonds	375,160	297,314	335,768	257,923

(a)    Senior and perpetual bonds market prices are obtained thru market quotations and exchange rate variation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Working Capital

On September 30, 2011 the Company, through its subsidiary VRG, raised a working capital loan in the amount of R$50,000 in local currency, subject to a rate of 108.4% of CDI Over p.a.. The Company settled the loan on October 28, 2011.

On March 21, 2011, the Company raised a working capital loan in the amount of R$85,000 (USD 51,121), an effective rate of 3.42% per annum and maturing on March 15, 2012. As of December 31, the balance recorded in current liabilities was R$ 95,894.

As of December 31, 2010, the Company recorded R$83,803 as working capital with a financial institution. Along with the loan, the Company contracted a swap transaction, changing the effective cost of borrowing to 118% of CDI Over, in domestic currency.  The loan was settled in March 2011.

Industrial CDB

On February 2010, the Company, through its subsidiary Webjet, raised a working capital loan in the amount of R$10,000 in domestic currency. The loan has as guarantee an aircraft and the Company’s endorsement, and is effective for 24 months, adjusted at a rate of certificate of interbank deposit of 6.17% p.a. generating an effective rate of 11.58% p.a., whose last installment falls due on March 14, 2012.   As of December 31, the balance recorded in current liabilities was R$1,250.

IFC

On July 2006, the Company through its subsidiary VRG, signed a floating rate guaranteed loan from the International Finance Corporation (IFC) in the amount of R$108,000 (USD 50,000). The loan aimed to purchase spare parts and for working capital, with maturity on July 2013(contracted term of six years with grace period of twelve months) interest calculated at LIBOR plus 1.875% p.a. and is guaranteed for a pledge of parts and equipments in the amount of R$7,256 (US$4,167). On July 2009, the Company renegotiated the contract by modifying the debt interest rate to Libor plus 3.75% generating an effective rate on 2011 of 4.54% p.a.. On December 31, 2011, the balance included in short term was R$31,264 (R$13,885 registered in short term and R$27,770 registered in the long term as of December 31, 2010).

Finimp

On October 4, 2011, the Company, through its subsidiary VRG, raised the amount of US$1,667, corresponding to R$3,091 through Banco do Brasil. The purpose of this loan is to purchase parts for aircraft. This funding has as guarantee a promissory note in the amount of U$2,384 (R$4,472). As of December 31, 2011, the amount recorded in current liabilities was R$3,127.

On June 14, 2011 the Company settled R$2,659, related to the Banco do Brasil foreign-currency denominated loan, raised in June 2010.

BNDES loan (Direct)

On July 31, 2006, the Company contracted with BNDES (Direct) with the main goal of expansion  the facilities of Confins Maintenance Center, purchase of domestic equipment and materials, the acquisition of national software, customization of software made in the country and technical and managerial staff, aimed at increasing its market share in civil aviation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The effective rate for this loan in local currency at December 31, 2010 was 8.66%. As of December 31, 2011 the amount included in current liabilities was R$8,372 (R$14,352 and R$8,372 on December 31, 2010 included in current liabilities and non-current liabilities, respectively). The loan requires as guarantee bank certificate deposits with minimum amount of R$8,000 reported as restricted cash and receivables from travel agencies in the amount of R$16,000.

BDMG

On March 29, 2010, VRG received funds from BDGM (Banco de Desenvolvimento de Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake maintenance center, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais.

The total loan term is eight years with 36-month grace period and interests computed using the IPCA (National Price Index Consumer) plus 6% per year. The loan is monthly amortized monthly over 60 months, from April 2013. The financing is guaranteed by an aircraft motor chattel mortgage. As of December 31, 2011, the amount included in current liabilities and noncurrent liabilities was R$3,600 and R$25,851, respectively (R$ 3,376 recorded in current liabilities and R$27,332 recorded as noncurrent liabilities at December 31, 2010).

BNDES loan – intermediated by Banco Safra

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The funds will be destined to the modernization of turbines in specialized Brazilian maintenance centers. The loan term is 48 months, with six month grace period and with capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.50% per year.

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May, 2014 with 6 months grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year.

On September 27, 2010, was released to the VRG at Banco Safra R$33,705 value of which is on the third part of the line of credit with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) through its program indirect transfer "Finame modernizes BK". The loan has a term of 48 months with maturity date in September 2014, the contract states 6 months grace period, principal amount amortization monthly and firm guarantees of receivables from credit card administrators. The monthly payment of interest is calculated based on the TJLP plus 5.5% per year. On December 31, 2010, the amount recorded in current liabilities and non-current liabilities was R$29,956 and R$42,837, respectively (R$27,550 and R$70,934 as of December 31, 2010).

Citibank

In December 2009, the Company, through its subsidiary Webjet, raised the amount of R$33,630, including transaction costs of R$2,080, with Citibank. The loan is effective for 36 months and is primarily intended to settle the US dollar financing raised by the Company with "Tribeca Aviation Partners" for the acquisition of aircraft. Interest on the agreement is 11.33% per year.  The loan has a bank guarantee of R$26,550.  As of December 31, 2011, the balance recorded in current liabilities was R$19,401.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Safra

On December 2011, the indirect subsidiary Webjet, had a working capital loan in the amount of R$200,000 in local currency, being R$125.000 collected on December 2011 and R$75.000 which maturity date was renegotiated. The loan has a grace period of 18 months and the total payment of R$200,000 will be made in six semiannual installments, based on 125% of the average daily rate of CDI Over, with the last installment maturing on 2015, with guarantee of 30% of Webjet’s receivable from credit card Administrator. The unamortized transaction costs amount to R$4,000.  As of December 31, 2011, the balance recorded in noncurrent liabilities was R$196,000.

Debêntures IV

On September 30, 2010, the Company approved the fourth public issue of 600 simple, nonconvertible debentures in a single series by VRG, with Company’s guarantee, without collateral and guaranteed by the Company, at the par value of R$1,000 each, totaling R$600,000.   This issue is intended to prepay the third issue that took place in May 2009 and meet VRG’s working capital requirements.  The issuance costs were R$6,453, totaling the net amount of R$593,547.  The debentures mature within five years after the issue date and they will be fully repaid on September 30, 2015. The debentures bear interest equivalent to 118% of CDI. As of December 31, 2011, the balance recorded in current liabilities was R$595,160 (R$593,870 as of December 31, 2010 recorded in noncurrent liabilities).

Debêntures V

On June 10, 2011, the Company approved the fourth public issue of 500 debentures convertible into shares in a single series issued by VRG and guaranteed by the Company, and without collateral at par value of R$1,000, totaling R$500,000. This issue is intended to prepay the working capital needs of VRG. The issuance costs were R$7,264 which total the net amount of R$492,736 and total R$610 have already been amortized and recognized in income. The maturity of the bonds is six years from the date of issuance and its repayment will be entirely recognized on June 10, 2017. The debentures are paid at an interest rate of 120% of CDI. On December 31, 2011, the amount recorded in noncurrent liabilities debt was R$493,284.

Aeroturbine

The Company, through its subsidiary Webjet, hired services from Aeroturbine Inc. so as to exchange or replace defective engines for new and overhauled engines. This service is paid through a financing line directly with the supplier, in US dollars, and payment by 12 monthly installments, without interest. As of December 31, 2011, the balance recorded in current liabilities was R$4,579.

Repurchase of own shares

On September 08, 2011, the Company's Board of Directors authorized the repurchase of its own shares, through call options ("calls"), and the launch of put options ("puts" and options) according to the conditions below, mediated by Santander.

The program's objective is the acquisition of preferred shares, to be held in treasury for subsequent sale and/or cancellation, in accordance with CVM Instructions 10/80 and 390/03. The acquired shares may be deregistered or held in treasury, during which time they will lose their political and economic rights.

The number of calls and puts to be launched or acquired corresponds to a maximum of 9,305,754 registered preferred shares, without par value, issued by the Company, representing up to 10% of outstanding shares, totaling 93,057,541 preferred shares on September 8, 2011.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The Company implemented these transactions under its share buyback program at the São Paulo Stock Exchange BM&FBOVESPA. Under the program context, the Company acquires calls on a certain number of the Company’s preferred shares, and simultaneously sells puts in a number equivalent to its preferred shares in the open market. Since these options are concurrently settled on a net basis, they represent a future synthetic contract to purchase the company’s preferred shares at a specific strike price in a future date.

These transactions result in future obligations to the Company and are recorded, in conformity with paragraphs 46 and 23 of IAS 32, as a financial liability at present value of redemption amounts (strike price). The strike price is determined based on the purchase and sale prices of the option series with liquidity in the open market.

The options will be settled through physical delivery of shares upon the payment of the strike price, which will be determined based on the stock price, plus related financial charges.

The deadline for the performance of the above mentioned transactions is 180 (one hundred and eighty) days counted from September 9, 2011 and the maturity of the options shall not exceed 365 (three hundred sixty-five) days from the date of each transaction.

The Company shares’ repurchase transactions began on September 12, 2011 and through December 31, 2011. The Company bought back 3,269,800 shares, with maturities from June, 2012, and October, 2012. Premiums paid R$6,856 and premiums received of R$7,423, recorded in shareholders’ equity as a balance sheet item of short-term debt and financing, (which are adjusted to present value, reflecting the Company's share price on December 31, 2011) and which will be written off on the option vesting date.

Since the beginning of the repurchase financing program, no option was vested by the parties involved in the operation.

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated (IFRS and BRGAAP)
	12/31/2011	12/31/2010
2011	-	227,174
2012	281,165	227,174
2013	292,835	227,174
2014	292,819	227,174
2015	284,205	219,576
2016	276,098	212,645
After 2016	1,118,240	722,805
Total minimum lease payments	2,545,362	2,063,722
Less total interest	(489,058)	(383,618)
Present value of minimum lease payments	2,056,304	1,680,104
Less short-term installment portion	(161,755)	(146,634)
Long-term installment portion	1,894,549	1,533,470

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of December 31, 2011 (6.23% at December 31, 2010). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables performing calculated withdrawals to be made for a bullet payment settlement at the end of the lease agreement. As of December 31, 2011, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$59,552 (R$37,407 as of December 31, 2010), are recorded in long-term debt.

Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  and Banco do Brasil (Debentures IV and V, respectively).

The restrictive covenants measures for these loans are: (i) net debt / EBITDAR, (ii) Current Assets / Current Liabilities, (iii) EBITDA / Debt Service, (iv) Short-term Debt / EBITDA, (v) Liquidity and (vi)

Debt Coverage Ratio (ICD).

On December 31, 2011, the Company and its subsidiaries did not reach the minimum standards established for the financing from the IFC, BNDES and the Debentures IV and V, bond to EBITDA due to accumulated losses in the year ended December 31, 2011.

VRG issued to BNDES a letter of guarantee of R$14.5 million, whose amount exceeds the current debt, and is not therefore subject to liquidity problems in case it is required to settle such debts.

The Company reclassified the long term balance of the Debentures IV and V for the short term, in order to meet the Brazilian and international accounting standards set out in CPC 26 (R1) - Presentation of Financial Statements and IAS 1 - Presentation of Financial Statements, respectively.

18.  Advance Ticket Sales

As of December 31, 2011, the balance of advance ticket sales in current liabilities of R$744,743 (R$517,006 as of December 31, 2010) is represented by 4,245,181 tickets sold and not yet used (2,270,720 as of 31 December 2010) with 75 days of average term of use (95 days as of December 31, 2010).

As described in explanatory note 2.3, in the first quarter of 2011, the Company implemented a new revenue accounting system – ARACS and identified a difference between the balance of advance ticket sales calculated by the ARACS and the accumulated balance recorded in the old system (New Skies), in the amount of R$56,760 (R$37,462 net of PIS and Cofins). This difference arises from the fact that the old system recorded interline sales and mileage use in accordance with the amounts set in the related agreements but did not record the provision of the respective services, but rather based on the prices of domestic tickets.

19.  Smiles Deferred Revenue

As of December 31, 2011, the balance of Smiles deferred revenue is R$71,935 and R$214,779 classified in the current and non-current liabilities, respectively (R$55,329 and R$152,327 as of December 31, 2010). The number of miles open on December 31, 2011 amounted to 23.004.285.890 (16.960.469.902 on December 31, 2010).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

20. Advances from Customers

As of December 31, 2011, the Company recognized R$30,252 in line item “advances from customers” in current liabilities, arising from the Co-branded Operating Agreement in the amount of R$ 9,620 and from the advance of CVC Brasil Operadora e Agência de Viagens S.A. (“CVC”), amounting to R$20,632, as detailed below.  As of December 31, 2010, the amounts recorded as advances from customers amounted to R$24,581 and R$33,262 in current and noncurrent liabilities, respectively.

Operating Agreement- Co-Branded

The Company, through its subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brazil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, relating to the issuance of co-branded credit cards. The agreement is effective for five years.

The table below summarizes the aggregate amounts relating to these agreements.

Payment method:
Purchase of miles (i)	R$204,000
Right to access the customer database of the Smiles program (ii)	R$16,086
Right to use the Smiles brand in credit cards (iii)	R$32,000
Total	R$252,086

(i)       The purchase of miles was accounted for as advance from customers. The total amount received by the Company to purchase miles was R$204,000, which corresponds to the fair value of miles sold under this agreement, based on similar market transactions. These amounts are transferred from “advances from customers” to “deferred revenue from the mileage program”, to the extent that the banks request the issue of miles on behalf of their customers’ Smiles accounts. The balance of R$9,169 as of December 31, 2011 (R$49,746 as of December 31, 2010) corresponds to the remaining miles that were not awarded to the customers' accounts and transferred to the deferred revenue of the mileage program as of that date.

(ii)     The rights to use the database of customers Smiles were recorded as other current and non-current liabilities. This amounts are recognized on other revenues balance, linearly for the contracted period of five years. The Company offers the updated databanks to the counterparties, as described in the agreement.

(iii)   The right to use the Smiles flag in the credit cards was recorded as other revenues in July 2009 since the Company did not hold any contractual obligation to return the amount and this value was not associated with any service to be provided.

CVC Advance

The Company, through its indirect subsidiary Webjet, holds an advance made on October 26, 2011 in the amount of R$25,000, related to an agreement signed with CVC, to buy tickets from Webjet.

On December 31, 2010, the Company had the amount of R$8,097 recorded as advances from customers in current liabilities related to an agreement firmed with CVC thru its subsidiary VRG, finished at the begin of 2011.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

21. Taxes Payable

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10	12/31/11	12/31/10

PIS and COFINS	-	-	107,987	84,022
REFIS	8,212	10,257	24,249	38,247
IRRF on payroll	5	5	26,372	20,895
ICMS	-	-	12,602	7,165
Import tax	-	-	3,410	3,712
CIDE	556	5	1,274	354
IOF	80	125	670	125
IRPJ and CSLL to collect	1,433	-	8,573	779
Others	839	10	4,534	2,613
	11,125	10,402	189,671	157,912

Current	3,233	719	76,736	58,197
Noncurrent	7,892	9,683	112,935	99,715

PIS and COFINS

With the beginning of the non-cumulative calculation system of taxes on revenue PIS (Law
10637/02) and COFINS (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes. The provision recorded in balance sheet as of December 31, 2011, amounting to R$105,241 (R$84,022 as of December 31, 2010) includes the unpaid portion, adjusted for inflation using the SELIC (Central Bank’s policy rate). There are escrow deposits in the amount of R$77,539 (R$66,963 as of December 31, 2010) to ensure the suspension of the tax collection. On January 9, 2012, as described on note 31, the Company filed the withdrawal of judicial process and is awaiting review and approval of the conversion of deposits by the Judicial Court.

In the first quarter ended March 31, 2011, the Company identified R$24,058 arising from PIS and COFINS. During the fourth quarter of 2011 the Company revised the criteria for calculation of PIS and COFINS, as disclosed in Note 8 and offset the full amount provisioned with the calculated amounts in this review.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as prescribed by Law no. 11,941 of May 27, 2009, including all debts with the Receita Federal do Brasil (Brazilian Federal Revenue Service) and Procuradoria-Geral da Fazenda Nacional (Brazilian National Treasury Attorney General’s Office), maturing through November 30, 2008.

Management decided to pay debts in the amount of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60% (sixty percent) of the late payment fines, 25% (twenty-five percent) of interest, and 20% (twenty percent) of assessment fines, reducing the GLAI and VRG debt to R$10,257 and R$27,990, respectively.

The debts consolidation occurred on June 29, 2011, according with to PGFN/RFB Resolution 2/2011, and upon such consolidation the Company and its subsidiary VRG used a portion of their tax credits relating to tax loss carry forwards and negative basis of social contribution to settle amounts related to interest and penalties amounting to R$1,637 and R$8,013 for GLAI and VRG, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The Company and its subsidiary VRG have paid REFIS installments on the consolidated debt in June/11.

22. Provisions

	Consolidated
	Insurance provision	Provision for anticipated return of aircraft	Return of aircraft and engine	Onerous contracts	Litigation	Total
Balance as of December 31, 2010	31,070	-	33,287	9,885	70,636	144,878
Additions from Webjet’s acquisition (note 13)	1,938	-	39,662	-	2,245	43,845
Additional provisions recognized	38,251	26,263	167,504	15,393	6,218	253,629
Utilized provisions	(47,760)	-	(59,409)	(25,278)	(3,155)	(135,602)
Balance as of December 31, 2011	23,499	26,263	181,044	-	75,944	306,750

Balance as of December 31, 2010
Current	31,070	-	21,227	3,669	-	55,967
Noncurrent	-	-	12,060	6,216	70,636	88,911
	31,070	-	33,287	9,885	70,636	144,878

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	-	75,568
Noncurrent	-	10,011	145,227	-	75,944	231,182
	23,499	26,263	181,044	-	75,944	306,750

Onerous Contracts

On December 31, 2011 the subsidiary VRG, reversed the entire provision of onerous contracts, concerning two Boeing 767-300 aircraft, due to the transfer of aircraft and the installments contracts of operating leases based on the long-term strategic agreement signed with Delta Airlines,Inc..

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of     Webjet, provision was made for anticipated return of aircraft. This provision was calculated based on the return flow of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original maturities of leases are in between 2012 to 2014. On December 31, 2011 the amount recorded in current liabilities and noncurrent was R$16,252 and R$10,011 respectively.

Return of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets, note 15.

In the first quarter ended March 31, 2011, the Company recognized an additional provision arising from the increased costs incurred in aircraft and engines returning when compared to the values previously estimated.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Lawsuits

As of December 31, 2011, the Company and its subsidiaries are parties to 23,267 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	13,026	656	13,682
Civil proceedings	1,638	20	1,658
Civil miscellaneous	48	-	48
Labor lawsuits	4,178	3,618	7,796
Labor proceedings	81	2	83
Total	18,971	4,296	23,267

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss, and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and pay differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/11	12/31/10
Civil	34,101	29,786
Labor	41,843	40,850
	75,944	70,636

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount of R$33,221 for civil claims and R$16,019 for labor claims at December 31, 2011 (R$10,681 and R$7,530 as of December 31, 2010 respectively), for which no provisions are recognized.

On December 31, 2011 the Company was party to three (03) labor lawsuits in France due to debts of the former Varig S.A. The amount involved in the discussions, not provisioned, is approximately R$5,112 (corresponding to € 2.1 million). Initially the company was party to four (04) labor suits, during the quarter ended September 30, 2010, the Company obtained a favorable court decision of not succession in one (01) of the labor suits.

The Company and its subsidiaries are is challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract. Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation.

The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$205,102 as of December 31, 2011 (R$193,173 as of December 31, 2010) adjusted for inflation, not including later payment charges. Based on its legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, the Company’s management, based on the opinion of its outside legal counsel, understands that the final decisions on these lawsuits will not have any material adverse impact on the financial position, operating results, and cash flows of the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

23.  Shareholders’ Equity

a)        Issued capital

As of December 31, 2011, the Company’s capital is represented by 270,390,004 shares, of which 137,032,734 are common and 133,357,270 are preferred (270,336,668 shares as of December 31, 2010, of which 137,032,734 are common and 133,303,934 are preferred). The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	12/31/2011			12/31/2010
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.21%	61.63%	100.00%	26.98%	63.99%
Delta Airlines, Inc	-	6.22%	3.07%	-	-	-
Wellington Management Company	-	5.04%	2.49%	-	0.05%	0.02%
Fidelity Investments	-	5.27%	2.60%	-	-	-
Treasury shares	-	2.79%	1.38%	-	0.34%	0.17%
Other	-	1.50%	0.74%	-	1.42%	0.70%
Free float	-	56.97%	28.09%	-	71.21%	35.12%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2011 is R$4.0 billion. Within the authorized limit, the Company can, as approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily keeping the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

On February 22, 2011, the Board of Directors approved the capital increase of R$626 through the private issue of 32,487 preferred shares, all registered with no par value, to the exercise of stock options .

On May 10, 2011, the Board of Directors approved the capital increase of R$181 through the issue of 15,480 preferred shares, all registered and without par value, depending on the exercise of the purchase plan stock options.

On December 21, 2011, the Board of Directors approved the capital increase of R$38, 3,138 by issuing preferred shares, arising from the exercise of option to purchase shares granted under the Option Plan.

On the same date, a capital increase of R$295,795 million, with the possibility of partial confirmation by the private issuance of 13,445,235 shares with 6,825,470 shares and 6,619,765 preferred shares was approved. This operation remains open during the first half of 2012, in the exercise of preemptive rights by the holders of shares of the Company for the subscription of shares resulting from the capital increase subject to approval. Together with this capital increase the capitalization of Delta Air Lines, Inc. ("Delta") investment, with the acquisition of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) preferred Company shares, acquired from Fundo Volluto by converting these shares into ADRs (American Depositary Receipts) was introduced. Fundo Volluto, held an advance for future capital increase of R$182,610 (US$ 100,000), the amount received by the transfer of its shares for Delta, aiming to rebuild their equity position. This advance is bound to increase in capital 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) shares, equivalent to 6,825,469 (six million, eight hundred and twenty five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million four hundred and seventy-four, nine hundred eighty-six) preferred shares, priced at R$ 22.00 (twenty-two reais).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The Company made a trade agreement as part of the alliance with Delta, its new shareholder, involving code-share (flights sharing), allowing Delta to put its brand on more flights of the Company in Brazil, the Caribbean and South America, and the Company to put its brand on Delta services between Brazil and the United States, and from the U.S. to other destinations, expanding flight options for customers of both companies and expanding its reach in the network. In addition, the agreement aims to optimize the connection of flights and align services and benefits to customers in the SMILES frequent flyer programs and Sky Miles, among other synergies.

The price of Company shares as of December 31, 2011 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$12.44 and US$6.63 in New York Stock Exchange – NYSE. The book value per share as of December 31, 2011 R$8.24 (R$10.83 as of December 31, 2010).

b)    Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11.638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, the legal reserve was used to absorb losses for the year amounting to R$49,833.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, which intended to use in planned investments in the capital budget, approved at the Board of Directors.

As of December 31, 2011, the reserve for reinvestment of profits of R$479,699 was reversed in its entirety, against accumulated losses to meet the compliance with Article 189 of Law 6.404/76.

c)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit determined in accordance with the Brazilian corporate law, which permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

As of December 31, 2011, the Company did not recognize dividends payable to its shareholders as a result of the net loss recorded in the year.

d)    Treasury shares

As of December 31, 2011, the Company has 3,724,225 treasury shares, totaling R$51,377, with a fair value of R$46,329 (R$11,887 in shares with fair value of R$11,792 as of December 31, 2010).

In compliance with Item IV art.4 of CVM Instruction 390/03, the table below shows the changes in the number of outstanding shares held in treasury:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Treasury shares	Repurchase of shares	Total
Balance as of December 31, 2010	454,425	-	454,425
Repurchase of shares by exercise of options (a)	-	3,269,800	3,269,800
Balance as of December 31, 2011	454,425	3,269,800	3,724,225

(a)       Shares acquired through the repurchase program, see Note 17.

e)    Share-based payments

As of December 31, 2011, the balance of share-based payments reserve was R$68,602. The Company recorded a share-based payment expense amounting to R$24,875 during the period ended December 31, 2011, with a balancing item in the income statement as personnel costs (R$24.743 as of December 31, 2010).

f) Other comprehensive income

The fair value measurement of short-term investments classified as available for sale and financial instruments designated as cash flow hedges is recognized in line item Valuation Adjustments to Equity, net of taxes, until maturity of the contracts. The balance as of December 31, 2011 corresponds to a loss of R$79,268 (gain of R$11,073 as of December 31, 2010).

24.  Costs of Services, Administrative and Selling Expenses

	Parent Company (BRGAAP)
	12/31/2011		12/31/2010
	Total	%	Total	%
Salaries	(27,137)	(70)	(26,373)	(70)
Services Rendered	(7,807)	(20)	(6,660)	(18)
Depreciation and amortization	(89)	(0)	(89)	(0)
Other expenses	(3,927)	(10)	(4,566)	(12)
	(38,960)	(100)	(37,688)	(100)

	Consolidated (IFRS and BRGAAP)
	12/31/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(1,312,444)	(90,436)	(157,556)	-	(1,560,436)	20.0
Fuel and lubricants	(3,060,665)	-	-	-	(3,060,665)	39.3
Aircraft rent	(505,058)	-	-	-	(505,058)	6.5
Aircraft Insurance	(31,921)	-	-	-	(31,921)	0.4
Maintenance materials and repairs	(434,181)	-	-	-	(434,181)	5.6
Traffic servicing	(240,931)	(76,187)	(167,524)	-	(484,642)	6.2
Sales and marketing	-	(402,568)	-	-	(402,568)	5.2
Tax and landing fees	(395,249)	-	-	-	(395,249)	5.1
Depreciation and amortization	(332,236)	-	(63,571)	-	(395,807)	5.0
Other operating expenses	(333,370)	(108,829)	(181,252)	21,738	(601,713)	7.8
Gain on bargain purchase	-	-	-	88,428	88,428	(1.1)
	(6,646,055)	(678,020)	(569,903)	110,166	(7,783,812)	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Consolidated (IFRS and BRGAAP)
	12/31/2010
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(1,026,467)	(85,009)	(140,926)	-	(1,252,402)	19.9
Fuel and lubricants	(2,287,410)	-	-	-	(2,287,410)	36.4
Aircraft rent	(555,662)	-	-	-	(555,662)	8.8
Aircraft Insurance	(47,757)	-	-	-	(47,757)	0.8
Maintenance materials and repairs	(422,950)	-	-	-	(422,950)	6.7
Traffic servicing	(213,490)	(54,935)	(162,096)	-	(430,521)	6.9
Sales and marketing	-	(367,757)	-	-	(367,757)	5.9
Tax and landing fees	(331,882)	-	-	-	(331,882)	5.3
Depreciation and amortization	(235,636)	-	(45,968)	-	(281,604)	4.5
Other operating expenses	(289,264)	(83,376)	49,626	19,307	(303,707)	4.8
	(5.410.518)	(591.077)	(299.364)	19.307	(6.281.652)	100

(a)        On December 31, the Company recognized an income from the gain on bargain purchase related to the acquisition of Webjet in the amount of R$88,428. For more details, see note Business Combination.

25. Sales Revenue

a)        The net sales revenue for the period has the following composition:

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Passenger transportation	6,947,195	6,500,784
Cargo transportation and other revenue	925,492	802,632
Gross revenue	7,872,687	7,303,416
Related taxes	(333,379)	(323,969)
Net revenue	7,539,308	6,979,447

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

b)        Revenue by geographical segment is as follows:

	12/31/11%		12/31/10%
Domestic	7,000,001	92.8	6,548,069	93.8
International	539,307	7.2	431,378	6.2
Net revenue	7,539,308	100	6,979,447	100,0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

26. Financial Revenue

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
Financial income	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Income from derivatives	-	3,731	264,143	41,513
Income from short-term investments and Investment funds	14,590	19,434	147,508	103,906
Monetary variation	4,031	2,257	15,919	5,931
Discounts obtained	-	-	3,530	3,911
Interest on prepayments for aircraft acquisition	-	9,902	-	9,902
Other	13,901	-	46,424	18,744
	32,522	35,324	477,524	183,907
Financial expenses
Loss from derivatives	-	(14,152)	(316,568)	(158,535)
Interest on short and long term debt	(112,197)	(88,190)	(414,430)	(297,256)
Bank interest and expenses	(6,080)	(8,655)	(24,648)	(21,818)
Discounts granted	-	-	-	(38,033)
Monetary variation	-	-	(8,687)	(6,477)
Other	(28,701)	(9,315)	(70,208)	(19,636)
	(146,978)	(120,312)	(834,541)	(541,755)

Foreign exchange changes, net	(122,153)	14,524	(398,897)	46,549

TOTAL	(236,609)	(70,464)	(755,914)	(311,299)

27. Commitments

As of December 31, 2011 the Company had with Boeing 91 firm orders, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. The commitments to  purchase aircraft include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discount is R$15,780,007 (corresponding to US$8,412,414) and are segregated according to the following periods:

12/31/11
2012	896,087
2013	2,938,786
2014	4,341,879
2015	3,740,135
2016	3,207,569
After 2016	655,551
15,780,007

As of December 31, 2011, in addition to the commitments mentioned above, the Company will be required to pay the amount of R$1,991,402, as advances for aircraft acquisition, as follows:

12/31/11
2012	443,909
2013	537,137
2014	501,975
2015	407,115
2016	94,634
After 2016	6,632
1,991,402

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The installment financed by Long-term debt, collateralized by the aircraft by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to the limit of 100%.

The Company is making payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircrafts owned by its indirect subsidiary Webjet. As of December 31, 2011, the total leased fleet was comprised of 144 aircraft  (124 from VRG and 20 from Webjet), which 99 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the three months ended December 31, 2011, the Company received 3 aircraft based on lease contracts, being 1 financial and 2 operational and there was a return of 1 737-700 aircraft. During the year ended December 31, 2011, the Company received 11 aircraft based on lease contracts, being 6 financial and 5 operational, and  returns 8 aircraft, including: (i) 4 aircraft 737-300, (ii ) 3 aircraft 767-300, and (iii) 1 aircraft 737-700.

a)        Operating leases

Future payments of non-cancelable operating leases are denominated in U.S. dollars, and are as follows:

	12/31/2011	12/31/2010
2011	-	504,784
2012	594,976	481,109
2013	517,326	414,202
2014	341,486	261,098
2015	205,631	149,637
2016	157,231	107,221
After 2016	452,831	252,912
Total minimum leasing payments	2,269,481	2,170,963

b)    Sale-leaseback transactions

As of December 31, 2011, the Company recognized R$7,564 and R$15,931, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$23,495 as of December 31, 2010), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. This gain is being deferred proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$44,828, in ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$54,201 as of December 31, 2010), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircraft. These losses are being deferred and amortized proportionally to the monthly payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended December 31, 2011, the Company recorded a gain of R$21,738, recognized directly in profit or loss (gains of R$17,765 and losses of R$3,155 as of December 31, 2010) since gains and losses on sale-leaseback transactions were not offset over lease terms.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

28.  Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist partially of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures and options contracts in the oil market, U.S. dollar and interest.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Financial Policy and Risk Committee, after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments hired with the purpose of hedging against fuel and exchange rates risks provide scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments hired, a significant portion of the transactions presents ineffective results upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2011 and December 31, 2010 is as follows:

	Measured at fair value through profit and loss			Measured at amortized cost (a)		Measured at fair value but not through profit and loss (Assets available for sale)
	12/31/11		12/31/10	12/31/11	12/31/10	12/31/11	12/31/10
Assets
Cash and cash equivalents	1,230,287		1,955,858	-	-	-	-
Short-term investments	1,009,068	(c)	-	-	-	-	22,606
Restricted cash	109,095		34,500	-	-	-	-
Derivatives operation assets	4,213		10,420	-	-	-	-
Accounts receivable	-		-	354,134	303,054	-	-
Deposits	-		-	455,127	127,963	-	-
Other credits	-		-	57,758	57,246	-	-
Hedge premium	11,572		23,334	-	-	-	-

Liabilities
Loans and financing	-		-	4,991,448	3,741,088	-	-
Suppliers	-		-	414,563	215,792	-	-
Derivatives Obligation	115,432	(b)	1,646

(a)      The Company understands that their fair values are approximate their book values, except by the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)     The Company records as of December 31, 2011 the amount of R$79,268 in shareholders’ equity as valuation adjustment to equity as a balancing item of this liability.

(c)      The Company manages its investment as a part of its cash to supply its operational expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Risks

The operating activities subject the Company and its subsidiaries to the following financial risks: market (including currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a) Fuel price risk

As of December 31, 2011, fuel expenses accounted for 40% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and possibly its byproducts. As of December 31, 2011, the Company used options, collar and swap agreements.

Fuel hedge transactions, classified as cash flow hedges are contracted by the counterparties rated as investment grade, or are performed on the NYMEX.

b) Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options settled on the BM&F-BOVESPA. These transactions may be performed using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of December 31, 2011 and December 31, 2010 is as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

	Parent Company		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Assets
Cash and short-term investments	38,458	123,640	237,668	218,909
Deposits	-	-	455,127	127,963
Hedge premium	-	-	11,572	-
Prepaid Expenses with leases	-	-	30,382	33,322
Related parties transaction	593,817	616,606	-	-
Others	-	14,679	6,588	14,679
Total assets	632,275	754,925	741,337	394,873
Liabilities
Foreign suppliers	-		32,270	27,831
Short- and long-term debt	1,386,099	1,227,545	1,455,336	1,371,323
Finance leases payable	-	-	1,996,752	1,639,981
Other leases payable	-	-	59,552	37,407
Provision for aircraft return	-	-	181,044	-
Related Parties	222,725	133,376	-	-
Other U.S. dollar-denominated liabilities	-	-	7,616	46,435
Total liabilities	1,608,824	1,360,921	3,732,570	3,122,977
Exchange exposure in R$	976,549	605,996	2,991,233	2,728,104

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	1,991,402	1,943,880	1,991,402	1,943,880
Future obligations resulting from firm aircraft orders	15,780,007	16,427,824	15,780,007	16,427,824
Total	17,771,409	18,371,704	17,771,409	18,371,704

Total exchange exposure R$	18,747,958	18,977,700	20,762,642	21,099,808
Total exchange exposure US$	9,994,647	11,389,809	11,068,686	12,663,431
Exchange Rate (R$/US$)	1,8758	1,6662	1,8758	1,6662

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor, and local debt.

In the period ended December 31, 2011, for interest rate hedges, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s, or they are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2011, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 22 days and of their financial liabilities was 5 years.

As shown in Note 27, in order to hedge future commitments, the Company and its subsidiaries use derivative financial instruments contracted with prime banks for cash management purposes.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2011 and December 31, 2010:

	Consolidated (IFRS and BRGAAP)
	12/31/11	12/31/10
Shareholder’s equity	2,227,753	2,929,169
Cash and cash equivalents	(1,230,287)	(1,955,858)
Restricted cash	(109,095)	(34,500)
Short-term investments	(1,009,068)	(22,606)
Short- and long-term debts	4,991,448	3,741,088
Net debt (a)	2,642,998	1,728,124
Total capital (b)	4,870,751	4,657,293
Leverage ratio (a) / (b)	54%	37%

The increase in leverage ratio occurred mainly due to the reduction in equity resulting from accumulated losses accrued in the year 2011 and additionally by the increase in total gross debt, both partially offset by an increase in total cash position.

Additionally, the Company and its subsidiaries are still committed to keep the amount of cash and cash equivalent close to 25% of the net revenue for the last twelve months.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Description	Balance sheet account	12/31/11	12/31/10
Gain on derivatives operation (assets)	Other receivables	4,213	10,420
Loss on derivatives operation (liabilities)	Loss on derivatives operation	115,432	1,646
Premiums of options contracts (assets)	Prepaid expenses	11,572	23,334

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The Company and its subsidiaries adopt hedge accounting and in December 31, 2011, the derivative contracted to hedge currency risks, interest rate risk and fuel price risk as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, 39 e 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the year.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives and its byproducts—West Texas Intermediate (WTI), Brent and Heating Oil—to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of December 31, 2011, the Company and its subsidiaries have derivative contracts designated as cash flow hedge fuel, traded in Nymex and OTC markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	(9,217)	33,205
Average term (months)	2	4
Volume hedged for future periods (thousand barrels)	3,631	2,109
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(20,898)	10,586

Period ended:	2011	2010
Gains on hedge effectiveness recognized in operating costs (R$)	-	215
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses)	24,360	(7,666)
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses) for future periods (R$)	(23,583)	(43,762)
Total gains (losses) on hedge ineffectiveness recognized in financial income (expenses) (R$)	777	(51,428)
Exposure percentage hedged during the year	43%	45%

The table below shows the notional amount of derivatives designated as hedges contracted by the Company and its subsidiaries to hedge future fuel expenses, the average rate contracted for the derivatives, and the percentage of fuel exposure hedged by reporting period as of December 31, 2011:

Market risk factor: Fuel price
Over-the-counter market
	1T12	2T12	3T12	4T12	Total 12M
Percentage of fuel exposure hedged	48%	41%	27%	20%	34%
Notional amount in barrels (thousands)	1,984	1,687	1,162	861	5,694
Future rate agreed per barrel (US$) *	124.71	122.20	113.16	101.60	118.11
Total in reais **	464,109	386,699	246,652	164,088	1,261,549

* Weighted average between call strikes,

** The exchange rate as of 12/31/11 was R$1.8758/ US$1.00.

b)        Foreign Exchange Hedge

The Company and its subsidiaries uses derivative contracts as U.S. dollar hedges conducted with BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

In September 2011, Management, faced with a future economic scenario, decided to suspend temporarily the currency hedge of the Company’s cash flows.

As of December 31, 2011, the Company and its subsidiaries do not have financial assets or bank guarantee linked to margin deposits.

As of December 31, 2011, the Company and its subsidiaries do not have foreign exchange derivative contracts designated as U.S. dollar cash flow hedges. Losses from hedge ineffectiveness recognized during the twelve-month period ended December 31, 2011 and of 2010 are presented below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Saldo final em:	12/31/2011	12/31/2010
Valor justo ao final do exercício (R$)	-	109
Prazo remanescente mais longo (meses)	-	4
Volume protegido para períodos futuros (US$)	-	65,000

Period ended:	2011	2010
Hedge effectiveness losses recognized in operating costs and expenses (R$)	-	-
Hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	823	(22,464)
Hedge ineffective gains (losses) recognized in financial income (expenses) for future competences (R$)	(530)	(28,269)
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	293	(50,733)
Percentage exposure hedged during the period	4,2%	21%

As of December 31, 2011, the Company and its subsidiaries have no foreign currency derivative contracts designated as U.S. dollar fair value hedge. The hedge effective losses recognized in financial expenses for the Twelve-month period ended December 31, 2011 are summarized below:

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	-	(6,645)
Finance leasing (US$)	-	984,264
Volume hedged (US$)	-	388,750
Actual percentage of hedged exposure	-	39%

Period ended:	2011	2010
Hedge effectiveness losses recognized in financial expenses (R$)	(34,130)	(15,819)

As of December 31, 2011, the Company and its subsidiaries have the following derivatives instruments to hedge against U.S. dollar fluctuations not designated for hedge accounting:  currency swaps (USD x CDI) to hedge a credit facility (working capital). The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2011	2010
Gains (losses) recognized in financial income (expenses)	2,618	(7,709)

c)        Interest rate hedges

As of December 31, 2011, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor hedge, in the notional amount of US$505 million. The following is a summary of Company and its subsidiaries interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	(88,440)	-
Face value at end of period (US$)	505,181	-
Face value at end of period (R$)	947,618	-
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(58,370)	-

Period ended:	2011	2010
Hedge effectiveness gains (losses) recognized in financial income (expenses) (R$)	(279)	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

As of December 31, 2011 the Company and its subsidiaries held positions in Libor interest derivative contracts not designated for hedge accounting, in the notional amount of US$31 million The table below shows the amounts recognized in financial income and expenses related to these transactions:

Period ended:	2011	2010
Gains (losses) recognized in financial income ( expenses)	(21,704)	(5,754)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared pursuant to CVM Instruction 475/08, in order to provide a 25% and 50% positive and negative variation in the main risk factor of each financial instrument and, therefore, the impact of such variation on the Company’s financial income and expenses in case such changes occur.

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of December 31, 2011 and based on the scenarios described above.

Consolidated

I)     Fuel risk   factor

As of December 31, 2011, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 3,631 thousand barrels, maturing from January to December 2012.

			-50%	-25%
Instrument	Risk	Exposed values	Adverse Scenario Remote	Possible Adverse Scenario	Probable Scenario
Derivative Fuel	WTI	(R$ 775)	(R$ 12,154)	(R$ 5,662)	R$ 0
	Heating Oil	(R$ 9,566)	(R$ 43,624)	(R$ 21,185)	R$ 0
	Brent	R$ 1,106	(R$ 334,088)	(R$ 156,209)	R$ 0
	Curve drop in the price of fuel	(R$ 9,235)	(R$ 389,866)	(R$ 183,057)	R$ 0

		WTI	US$ 49.29/bbl	US$ 73.93/bbl	US$ 98.58/bbl
		HO	US$ 61.07/bbl	US$ 91.60/bbl	US$ 122.13/bbl
		Brent	US$ 53.86/bbl	US$ 80.79/bbl	US$ 107.72/bbl

II)       Foreign exchange risk factor

As of December 31, 2011, the Company held a derivatives contract in US dollar in the notional value of US$51,122 with maturity in March 2012 and assets and liabilities indexed to the US dollar, totaling US$1,594,644 in foreign exchange exposure, equivalent to R$2,991,233.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

Consolidated
Additional changes in the account balance
	Risk Factor	Exposed amounts as of	-50% 12/31/2011	-25% 12/31/2011	Probable Scenario	25% 12/31/2011	50% 12/31/2011
		12/31/11			12/31/11

US dollar-denominated assets and liabilities	Dollar	(R$ 2,991,233)	R$ 1,495,617	R$ 747,808	R$ 0	(R$ 747,808)	(R$ 1,495,617)
US dollar denominated derivative	Dollar	R$ 4,213	(R$ 47,947)	(R$ 23,974)	R$ 0	R$ 23,974	R$ 47,947
	Exchange rate used		R$0,9379/US$	R$1,4069/US$	R$1,8758/US$	R$2,3448/US$	R$2,8137/US$

III)    Interest risk factor

Consolidated
Additional changes in account balance
	Risk factor	Exposed amounts at	-50% 12/31/2011	-25% 12/31/2011	Probable scenario	25% 12/31/2011	50% 12/31/2011
		12/31/2011			12/31/2011
Short-term financial investments	CDI	R$ 732,805	(R$ 1,131)	(R$ 566)	R$ 0	R$ 566	R$ 1,131
Interest derivative	Libor	(R$ 96,229)	(R$ 72,873)	(R$ 36,436)	R$ 0	R$ 36,436	R$ 72,873
Debt and finance lease	Libor	(R$ 375,911)	R$ 1,613	R$ 807	R$ 0	(R$ 807)	(R$ 1,613)
Short and long term debt	TJLP	(R$ 81,549)	R$ 192	R$ 96	R$ 0	(R$ 96)	(R$ 192)
Short and long term debt	IPCA	(R$ 29,804)	R$ 176	R$ 88	R$ 0	(R$ 88)	(R$ 176)

Parent Company

I)         Foreign exchange risk

As of December 31, 2011, the Company has assets and liabilities indexed to the US dollar, totaling US$ 520,604, in foreign exchange exposure, equivalent to R$976,549.

Parent Company
(BRGAAP)

	Risk Factor	Exposed amounts in	-50% 12/31/2011	-25% 12/31/2011	Probable Scenario	25% 12/31/2011	50% 12/31/2011
		12/31/11			12/31/11
USdollar-denominated assets and liabilities	Dollar appreciation curve	(R$ 976,549)	R$ 488,275	R$ 244,137	R$ 0	(R$ 244,137)	(R$ 488,275)
Exchange rate used			R$0.9379/US$	R$1.4069/US$	R$1.8758/US$	R$2.3448/US$	R$2.8137/US$

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The table below shows the sensitivity analysis made by the Company’s management, at December 31, 2011 and 2010, based on the scenarios described above:

Fuel:
	Position as of December 31, 2011		Position as of December 31, 2010
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(294.6)	(186.0)	(225.8)	(121.8)
(10)	294.6	180.6	225.8	139.4

Foreign exchange - USD:
	Position as of December 31, 2011		Position as of December 31, 2010
Appreciation/(depreciation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(385.7)	(254.5)	(237.0)	(156.4)
(10)	385.7	254.5	237.0	156.4

Interest rate - Libor:
	Position as of December 31, 2011		Position as of December 31, 2010
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.5)	8.7	(0.1)	(0.0)
(10)	0.5	(9.4)	0.1	0.0

The Company and its subsidiaries sensitivity to fuel price increased during the current period when compared with the previous period, is due to the growth in fuel consumption.

The sensitivity to the US dollar increased compared to the effect on income and on equity, due to the increase in US dollar-denominated expenses.

As regards the Libor rate, the sensitivity increased compared to the effect on equity, due to the increase in notional amount of hedges.

 Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must do the grouping of its instruments in Levels 1 to 3, based on observable fair value grades:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)   Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2011:

Financial Instrument	Carrying amount	Other Significant Observable Factors (Level 2)

Cash equivalents	1,230,287	1,230,287
Short-term investments	1,009,068	1,009,068
Restricted cash	109,095	109,095
Obligation with derivatives operation (liabilities)	115,432	115,432
Derivatives operation assets	4,213	4,213
Hedge Awards	11,572	11,572

30.  Non-cash transactions

In the year ended December 31, 2011, the Company and its subsidiaries increased their property, plant and equipment under finance leases in the amount of R$371,262 (R$292,892 as of December 31, 2010) and bought shares back through financing, in the amount of R$40,676; these transactions did not affect their cash for the year. The Company increased its intangible asset by capitalization of the renewal software license use of the Company’s integrated system in the amount of R$41,994, net.

On October 3, 2011, with the Webjet acquisition, the Company acquired the net assets of R$131,871 as part of its additions in the year that do not affect cash.

31.  Insurance

As of December 31, 2011, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US dollar
Guarantee – Hull/war	8,263,655	4,405,403
Civil liability per event/aircraft	4,689,500	2,500,000
Inventories (base and transit)	281,370	150,000
Franchising	6,096	3,250
Total loss	9,379	5,000

Pursuant to Law 10744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian reais equivalent to one billion U.S. Dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010
(In Thousands of Brazilian Reais – R$, except for basic and diluted loss per share)

32. Subsequent Events

On March 16, 2012, the Board of Directors, approved a new model for the Stock Option Plan of the Company. On fiscal year of 2011, due to a revision of the current plan, the grant was not made in December, and was transferred to the 1st half year of 2012 which is being prepared.

On March 15, 2012, the Company obtained a waiver of anticipated maturity and/or application of any penalty on noncompliance of its covenants clauses. This was deliberated during General Meeting of Debenture Holders of the fourth and fifth issues of debentures. As a result of this waiver, on March 26, 2012 (the balance reporting date), the Company is complying its obligations in relation to the debentures.

On February 3, 2012 the Company informed its shareholders and the market that ended on January 26, 2012 the period for exercising the preemptive right to subscribe for shares to be issued due to increased capital of the Company approved by its Board of Directors meeting held on December 21, 2011. From this operation, 5,120,974 preferred shares (five million, one hundred twenty thousand, nine hundred seventy four) remained unsubscribed ("Surplus") out of 6,825,470 (six million, eight hundred twenty-five thousand, four hundred seventy) common shares and 6,619,765 (six million, six hundred and nineteen thousand, seven hundred and sixty-five) preferred shares issued. To the shareholders, including holders of ADRs and the assignees of the subscription rights of the shares, that have expressed their interest in reserving the Surplus in their respective application forms, had a period of five (5) working days from 06 February 2012 inclusive, being his final term on February 10, 2012, inclusive ("Subscription Period of Surplus") to subscribe the Surplus. The subscription price of the Surplus will be R$22.00 (twenty-two reais) per share, payable in cash in local currency, at the time of subscription.

On January 9, 2012 the Company filed, with the judiciary, the withdrawal of the legal proceedings in which questions to the PIS and COFINS, as mentioned in note 21. The withdrawal and authorization of the conversion of escrow deposits in favor of public finance are under consideration by Judicial Court.

78

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.